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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-6

                   General Form for Registration of Securities
          Of Small Business Issuers Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                            SECURITY BIOMETRICS, INC.

                 (Name of Small Business Issuer in its charter)

            NEVADA                                             98-0209119

 (State or other jurisdiction                               (I.R.S. Employer
       of incorporation                                    Identification No.)
       or organization)

 1410-1030 West Georgia Street
         Vancouver BC
            Canada                                               V6E 2Y3

(Address of principal executive offices)                        (Zip Code)

                                 (604) 609-7749

                         (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

                None                                       None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value

                                (Title of Class)

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                                TABLE OF CONTENTS

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Item                                                                            Page
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
                                  PART I

Item 1.    Description of Business...........................................     2

Item 2.    Management's Discussion and Analysis or Plan of Operation.........     24

Item 3.    Description of Property...........................................     25

Item 4.    Security Ownership of Certain Beneficial Owners and Management....     25

Item 5.    Directors, Executive Officers, Promoters and Control Persons......     26

Item 6.    Executive Compensation............................................     28

Item 7.    Certain Relationships and Related Transactions....................     29

Item 8.    Description of Securities.........................................     30

                                  PART II

Item 1.    Market Price of and Dividends on the Registrant's
           Common Equity and Other Shareholder Matters.......................     31

Item 2.    Legal Proceedings.................................................     31

Item 3.    Changes in and Disagreements with Accountants on
           Accounting and Financial Disclosure...............................     31

Item 4.    Recent Sales of Unregistered Securities...........................     32

Item 5.    Indemnification of Directors And Officers.........................     33

                                 PART F/S

           Financial Statements

                                 PART III

Item 1.    Index to Exhibits.................................................     39

Item 2.    Description of Exhibits...........................................     39

Signatures ..................................................................     40

Index To Financial Statements................................................     F-1

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

Our Business

         We are a development stage company whose objective is to develop, market under license and distribute dynamic biometric technologies specific to the security applications of banking and financial transactions, including:

                  -        dynamic gesture recognition technology;

                  -        dynamic signature verification; and

                  -        voice recognition.

     Dynamic Biometric Technology

         Dynamic biometric solutions measure operative human characteristics such as:

         -        voice recognition;

         -        signature recognition;

         -        keystroke recognition; and

         -        gesture recognition.

Dynamic biometric technology identifies individuals based on how they do something. For example, the way someone speaks or writes or types on a keyboard are considered "dynamic" biometrics.

     Signature Recognition

         Signature biometrics can either be dynamic or static. Static signature verification like that exercised for decades in banks only considers the geometry of written letters. Dynamic signature verification traces the speed, velocity and pressure exerted during the physical movement of the pen rather than the resulting static signature. Aspects of the writing or signature remain relatively constant allowing dynamic signature verification systems to adopt over time. Tablet based systems often operate using off the shelf digitizers allowing signature biometrics to be a cost effective solution for a number of applications such as computer system access and for dispensing pharmaceuticals.


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     Voice Recognition

         Voice biometrics measure how a speaker says a word rather than what is said. The voice input received by these devices is determined by the size and shape of vocal tracts, mouth, nasal cavities and lips. Some voice systems identify a specific phrase while higher end systems evaluate speech regardless of the words spoken.

Acquisition of Option to License Gesture Recognition Technology Developed by DSI
Datotech Systems

         On February 28, 2000, DSI Datotech Systems, Inc. (DSI), a Vancouver based company which researches, develops and licenses gesture recognition technology, granted Wayne Taylor, a financial consultant to DSI, a transferable option to acquire an exclusive worldwide license to exploit DSI's proprietary gesture recognition technology for banking and financial transactions. The exercise price of the option is $8,000,000, plus 20% of the undiluted equity of the partnership or corporation receiving the license for the technology. There was no formal option or form of license agreement containing any other terms of the option or license at that time. On July 28, 2000, Mr. Taylor assigned the option to Gesture Recognition Technologies International Limited for nominal consideration. Gesture Recognition Technologies International Limited is owned by Gotham Trust, the beneficiaries of which are Jason Taylor and Candice Taylor, the adult children of Wayne Taylor. On August 1, 2000, Gesture Recognition
Technologies International Limited assigned the option to Biometrics Security
Inc., a Nevada corporation incorporated on July 25, 2000, in consideration for 500,000 shares of the preferred stock of Biometrics Security. On August 25, 2000, we acquired all of the outstanding capital stock of Biometrics Security in a share exchange with its shareholders. Gesture Recognition Technologies
International Limited received 37,500,000 shares of our common stock, representing approximately 74% of our outstanding common stock, in exchange for the 500,000 shares of Biometric Security's preferred stock and the holders of the common stock of Biometrics Security received 757,675 shares of our common stock in the share exchange. Upon completion of the share exchange, Biometrics
Security became our wholly-owned subsidiary. Since Wayne Taylor initiated the organization of our business, under SEC rules he is considered a promoter of our company.

         On August 22, 2000, DSI Datotech Systems entered into a definitive option agreement with our Biometrics Security subsidiary which sets forth the terms and conditions of the option and license. The option agreement grants
Biometrics Security an option to acquire an exclusive worldwide license to exploit DSI's proprietary gesture recognition technology for banking and financial transactions. The option may be exercised during the three month period commencing on the date DSI makes available a prototype reasonably acceptable to us. The exercise price of the option is $8,000,000. We have paid
DSI $320,000 as a good faith deposit as required under the option agreement, and we are required to pay DSI an additional $3,000,000 by July 22, 2001 which will be used by DSI to develop a prototype. These amounts will be credited against the $8,000,000 exercise price of the option. DSI has agreed to use its best efforts to make a prototype available to us within 12 months after we make the $3,000,000 payment. In addition, upon exercise of the option by Biometric
Security, DSI will receive 20% of the then outstanding common stock of Biometric
Security. We do not have the right to recover the monies paid under the option agreement if DSI fails to make a prototype available to us.

         The license covers all of DSI's present and future intellectual property rights in DSI's gesture recognition technology for banking and financial transactions, including:


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         -        any and all patents and patent applications filed based upon the technology;

         - any copyrightable or copyrighted works based upon the technology, including computer software and computer programs;


         - any trademarks and trade names associated with the technology, whether or not registered;

         -        any trade secret rights; and

         - any confidential or proprietary know-how and information regarding the technology.

         DSI may terminate the option agreement if:

         -        Biometrics Security becomes bankrupt or insolvent;

         -        Biometrics Security does not pay DSI $3,000,000 by July 22,
                  2001; or

         -        Biometrics Security does not exercise the option.

         We do not own, and we are not an applicant for, any patents, and we do not own any other intellectual property rights, nor do we have a license to use anyone else's patents or other intellectual property rights. If we exercise the option to acquire the license for DSI gesture recognition technology, we will have the right to use and sublicense to others the intellectual property rights, including patents, relating to that technology for banking and financial transactions. We do not have any products nor do we plan to sell any products in the foreseeable future. We have not realized any revenues and we do not expect to generate any revenues within the next twelve months.

         We were incorporated in the State of Nevada on March 12, 1999 as Great
Bear Resources, Inc. On May 25, 1999, we changed our name to Great Bear
Investments Inc. On August 11, 2000, we changed our name to Security Biometrics,
Inc. All share information in this registration statement gives effect to a four-for-one forward stock split to shareholders of record on August 28, 2000.

         Our principal executive offices are located at 1410-1030 West Georgia
Street, Vancouver BC, Canada V6E 2Y3 and our telephone number is (604) 609-7749.
Our common stock is traded in the over-the-counter market and quoted in the National Quotation Bureau "Pink Sheets" under the trading symbol "SBTI."


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DSI Datotech Systems' Gesture Recognition Technology

         DSI Datotech Systems is a research and development company which has been engaged in the development of a proprietary input system for computers and electronic devices based on gesture recognition technology (GRT) since 1996.
This innovative new technology interprets hand gestures performed on an intelligent touchpad. DSI has granted another company an option to acquire a license to use its gesture recognition technology in interfaces for computer and console games and Internet television and has granted our Biometrics Security subsidiary an option to acquire a license to use its gesture recognition technology for banking and financial transactions. DSI Datotech Systems is a publicly-held Canadian company located in Vancouver British Columbia, whose securities are publicly traded in Canada. Based upon information available to our management, as of February 28, 2001, Edward C. Pardiak, Chairman of the
Board of DSI Datotech Systems, beneficially owned approximately 9.8% of DSI's outstanding common stock, and no person owned more than 10% of DSI's outstanding capital stock, and management of DSI owned less than 20% of DSI's outstanding capital stock.

         DSI's proprietary technology facilitates and simplifies user interaction with computers. Communication is intuitive, using simple natural gestures and enhances the use of a regular keyboard and mouse. The eyes-free operation means that there is no need to look at what your hand is doing. This is a great benefit for many applications, including graphic design and video games. The Datotech devices can be programmed to replace repetitive and complex code and manipulations with simple hand gestures, e.g., rotate an object on the screen by a circular movement of the hand. Instead of striking buttons the sliding gesture reduces physical effort and strain. In addition, while speech is language and culture sensitive, gestures are universal.

        DSI Datotech Systems' gesture recognition technology is a dynamic system that can be developed to interpret the biometric characteristics of hand gestures and signatures using sophisticated software algorithms and performed on multi-sensor touchpads, which we believe are superior to existing input and pointing technologies. Gesture recognition technology provides an alternative, or complementary, input system to keyboards, pointing devices, joysticks, game pads, touch pads and touch screens.

         DSI's gesture recognition technology evolved from previous gesture recognition technology for specific application to gaming, stenography and speech impaired applications. This previous technology utilized a three-finger touch system, protected by several patents. The core components of DSI's gesture recognition technology are currently the subject of patent applications. The gesture recognition technology permits a comfortable, natural form of interaction that is completely eyes-free.

         We expect that DSI's gesture recognition technology will enable us to design a human/machine interface that is either alternative to or complementary with input systems such as:

         -        keyboards;

         -        pointing devices;

         -        joysticks;

         -        game pads;

         -        touch pads; and

         -        touch screens.


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         The gesture recognition technology can be applied in various ways.
Depending upon the application that has been integrated with the gesture recognition technology, gestures can command word processing formats to print a file or be developed to include biometric sampling for security applications, including home security applications to activate home security systems or the secure processing of financial transactions.

         The core components of DSI's gesture recognition technology are:

         -        an intelligent multi-touch sensor;

         -        gesture recognition software systems applications; and

         -        interface modules.

In all cases, the application of the gesture recognition technology may be by way of a hardware device (such as a cellular telephone) or through a general purpose computer running an application (such as a spreadsheet).

         The Multi-Touch Sensor

         The sensor is a smart surface that tracks contacts and motion of one or more fingers of the hand. Specification sheets will be designed for each of the targeted user categories identified by DSI and they have identified a draft specification suited to the professional and power user categories. These specifications will be modified to suit other applications. Some excerpts from the specifications are as follows:

         Surface: Textured Lexan for application that may require stylus or fabric.

         Active Area: 20 mm x 150 mm sensing.

         Proprietary Structure: Approximately 5 mm thick, containing over 1,000 sensors.

         Spatial Resolution: Smooth coordinate system, which can be .2 mm for stylus input.

         Time Resolution: Better than 60 Hz sample rate.

         Lag: Much less than 100 ms.

         Hand Contact Force: 50 g to over 100 g; individual fingers down to 20 g.

         Interaction: From 1 up to 10 fingers simultaneously, or a plastic stylus.

         Separation: Minimum 15 mm spacing between finger contacts required.


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         The unit contains a sensor structure of approximately 440x170x7mm in size, combined with mixed signal measurement circuits and a digital signal microprocessor to perform measurement, image processing and communications to the host. Sensor structure, measurement circuitry and processing multi-touch algorithm to determine the location and other parameters of simultaneous finger contacts referred to as "pointers", are proprietary and are the subject of DSI's patent applications. The data format for pointers will remain available to original equipment manufacturers, and defines the interface between the sensor and the gesture recognition components of the system.

         Demonstration units will communicate pointer information through universal service bus to the driver and the gesture recognition engine on the host, and require external power. Devices will incorporate remote communications links, battery power and gesture recognition embedded in the sensor unit, communicating gesture codes to the host.

         DSI's Datotech System owns the following United States Patents for its multi-touch sensor:

         -        United States Method Patent No. 5,203,704, expiring December
                  21, 2010

         -        United States Design Patent No. D354,735, expiring January 24,
                  2009

         -        United States Core Patent No. 5,808,567, expiring
                  September 15, 2015


DSI also has filed a patent application which relates to the signature verification hardware for its touch pad. These patents and patent application are included in the license to use DSI's gesture recognition technology for banking and financial transactions that we may acquire upon exercise of the option granted to us by DSI. DSI also has an international core patent filing in process.

         Gesture Recognition Software Module

         The gesture recognition software module is a proprietary software module that reads pointer information from a sensor and produces gesture codes.
The module operates independent of any particular sensor, provided the sensor produces pointer information in the required format. The module is portable and independent of any particular operating system, support libraries or hardware platform. It is suitable for embedding in a custom microchip. The data format for gesture codes will be made available to original equipment manufacturers and defines the interface between the gesture recognition and mapping components of the system.

         In general, the module performs casual processing on the pointer time series, marks the series into segments, and then classifies each segment by calculating various features. The sequence of classified segments is assembled using syntactic analysis into recognized gestures in realtime. The methods of segmenting, classifying and combining are proprietary, and the subject of DSI's future patent applications. The plan for gesture recognition includes six gesture set levels. These gesture set levels are as follows:

         - Single digital pointing plus tap- Tap and drag, double tap and scroll. This is reverse compatible with existing touch pad products and mice.

         - Basic - The basic multi-touch whole hand motion, including multiple digit shortcuts using two-stroke pie menus for self-revealing, marking menus.

         - Advanced - The advanced multi-touch control gestures, including rotate, scale, expand and erase are based upon the posture and relative motion of the digits.

         - Character recognition - This can be elicited using fingers or stylus. This will include default, and eventually user-definable characters.


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         -        Signature and custom - This will include advanced multi-digit and user-defined gestures, and a system with the ability to learn by user example and incorporate recognition of some
                  biometric characteristics.

         - Cursive - This will incorporate advanced levels of biometric characteristics.

         DSI does not have any patents or copyrights covering its gesture recognition software module. DSI's proprietary rights in the software module are derived from its methods and know-how. DSI relies on a combination of trade secret laws and non-disclosure agreements to protect its rights in the software module.

         Systems and Application Interface Module

         The systems and application interface module converts gesture events into events for the user's application. This can be implemented in several ways, depending upon the context, as follows:

         a) A hardware device that plugs into a keyboard, mouse or game port and converts gesture events into simulated electrical signals for the devices. An example is a game controller.

         b) An operating system level device driver that continuously converts gesture events into simulated keyboard and mouse events. An example is the intelligent touch pad for personal computer power users.

         c) An existing software application runs in conjunction with a plug-in. The plug-in includes a multi-touch pad device driver and converts gesture events into application input events. An example will be the intelligent touch pad for existing high-level professional applications.

         d) Software applications that integrate the multi-touch pad device driver. The application performs functions based on gesture events read from special device drivers. An example is custom applications on a personal computer.

         e) A gesture mapping module as well as application code, all integrated and embedded in a multi-touch pad microprocessor to create a specialized device. An example would consist of a custom portable electronic e-appliance.

         DSI does not have any patents or copyrights covering its systems and application interface module. DSI's proprietary rights in this interface module are derived from its methods and know-how. DSI relies on a combination of trade secret laws and non-disclosure agreements to protect its rights in the systems and application interface module.


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Market for Biometric Products

         If one Biometrics Security subsidiary exercises the option to acquire a license to use DSI Datatech System's gesture recognition technology for banking and financial transactions, we intend to initially market DSI's Datotech
System's gesture recognition technology to large banking and financial institutions in the United States and Canada, as well as other countries. In the United States, most of the Federal Bureau of Investigations' financial institution fraud caseload during the late 1980's and early 1990's related to insiders. Since the middle 1990's there has been a resurgence in external fraud in the form of check fraud, counterfeit negotiable instruments, and identity fraud. Of the 2,505 convictions executed by the FBI in 1998, 1,123 were of bank employees and bank officers. Inside fraud frequently includes multiple transactions by loan brokers, appraisers, accountants and real estate attorneys who sometimes layer fraudulent transactions with genuine transactions.
Currently, the FBI is fully supportive of ink less fingerprinting to curb check fraud and counterfeit negotiable instruments.

         Large financial institutions tend to attract more fraud across all categories than smaller institutions. Criminals target larger financial institutions because they have a wider set of products, and more retail locations, which can be struck simultaneously. Smaller financial institutions are not immune but tend to have a more intuitive grasp of normal transactions at the teller level for each of its customers.

         Identity fraud in the United States is a big driver for security countermeasures. In 1998 it is estimated that the $6 billion being lost annually could be attributed to:

         -        fraudulent welfare disbursements ($1 billion);

         -        credit card transactions ($1 billion);

         -        cell phone crime ($1 billion); and

         -        ATM transactions ($3 billion).

Financial Transactions:

         ATM

         The ubiquitous automated teller or "ATM" in the United States and the automated banker or "ABM" in Canada has eclipsed bank tellers as the workhorse for retail financial transactions in Canada and the United States. There are over 15,000 bank-operated ABMs in Canada and Canadians have access to over 23,506 other ABMs through the Interac network. The average Canadian logs over 50
ABM transactions per year. The penetration of ATM machines in the United States has been similar with over 240,000 units executing transactions worth over 900 million dollars per month.


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         Check Payment

         In the United States, checks are still the dominant form of non-cash consumer transaction. However, alternative non-cash forms are growing more quickly. Americans use checks for 3/4 of all non-cash transactions according to the Check Payment Systems Association, but the volume of check-based transactions is increasing annually by only 2-3%.

         Checks are a tenured transaction medium, which are popular in part because they have been around for such a long time. Internationally there are over 65 billion checks written each year.

         Bank procedure aimed at minimizing check fraud is always tempered by the need to avoid arbitrary or time-consuming procedures, which may alienate customers. For example, banks have tried locating Magnetic Ink Character
Recognition, the machine-readable numbers at the bottom of modern-day checks, readers at each teller stand. While unit costs have dropped to the point where this is now economic, the processing time required to confirm numbers is too slow. Banks are reluctant to inconvenience customers for the marginal savings in reduced fraud. The clear message from a systems standpoint for biometric vendors is the need for speedy authentication in order to avoid inconveniencing bank customers.

         Several software programs in use today compare financial account activity against existing profiles for individual accounts and flag abnormal activity. Variables this type of software monitors include flagging transactions where the same identification is used to cash multiple checks during a limited time period, duplicate check numbers, check numbers out of a range, unusual deposit sizes, and low or no magnetic ink. However, even these kinds of software profiles can be circumvented. Aspects of these software programs can be beaten.
For example, if persons committing the fraud have several runners executing fraudulent checks simultaneously at the same branch computer systems do not have the reaction time necessary to flag an abnormal profile.

         Credit Cards

         The convenience of credit cards has positioned them as the backbone of emerging consumer transactions on the Internet.

         Like checks, credit cards have several printing features, which curb more obvious counterfeiting and criminal misuse. Like checks, credit cards rely on static signature verification. Among the existing security measures on credit cards are signature panels that sometimes include the credit card number. Other key credit card security features include Bank Identification Numbers and holograms.

         The Bank Identification Number repeats the first four raised digits on the credit card. The last 4 raised credit card digits of modern credit cards now generally run through a hologram,


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which is difficult to counterfeit. At the point of sale, merchants can tilt the card to verify the appearance of the hologram.

         Despite these measures, crime rings are capable of counterfeiting credit cards. Recent criminal investigations in San Francisco have revealed the use of blank plastic stock for fake identification and credit cards along with magnetic stripe readers.

         The ability to execute a credit card transaction verbally over a telephone is an often exploited, weak spot for this medium of exchange. All thieves need to know is a number and a date and a fraudulent transaction can be executed. Some reactive security measures have evolved to remedy the most blatant abuse of telephone-based transactions. Recognition systems like those developed by HNC Software Inc., monitor ongoing transactions against a profile of common card usage. These are similar to the profiling software packages used to monitor check account activity.

         A nascent form of credit card fraud involves the swapping of stolen credit card numbers in Internet chat rooms. Participants in this trade buy and sell stolen credit cards numbers and often exchange anonymous computer and postal addresses. Participants in the trade range from small time crooks to professional hackers who may steal thousands of credit card numbers at a time from poorly secured eCommerce sites. Online theft of credit card numbers takes several forms, which include packet sniffing. Some criminals establish phony websites that extend amazing bargains which attempt to trick unwary shoppers into giving away credit information.

         Current American law curbs the ability of law enforcement to monitor chat rooms without some third party pointing out a specific illegal incident.
Although the players in this form of fraud are mainly adolescents, remedying this form of fraud has highlighted American financial security shortcomings.
Specifically, as of February 2000, United States credit card companies and card issuing banks had not yet determined a method for reporting this kind of activity.

         Debit/Point of Sale

         In the United States there are an estimated 200 million debit cards in circulation. Many factors have driven the popularity of debit cards including the ability of non-financial institutions to brand themselves using what was formerly a bank card.

         A debit card or ATM transaction is generally a three-step process that occurs over dedicated telephone lines. At the point of sale, a processor ensures that a personal identification number in encrypted and sends an electronic message to the network service provider's processor. The network service provider queries the financial institution's processor to ensure that the personal identification number is correct and that there are sufficient funds for the transfer. The network service provider relays this information to the point of sale where the physical transaction takes place. The entire point of sale transaction generally takes five to ten


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seconds to authorize. Later in the day, the network service provider will provide a summary settlement to the financial institution and the merchant at the point of sale.

         Small banks on average experience a couple of thousand dollars of losses per year while larger banks generally experience about a hundred thousand dollars worth of losses.

         eCommerce

         ECommerce is a transaction medium that is rapidly gaining mainstream acceptance in North America. To a great extent, actual transactions use network backbones established by credit card companies who are keen to capitalize on their use as a default medium with new Internet specific media. The increasing pervasiveness of transactions over personal computers and the promise of transactions over mobile platforms have inspired security measures both at the log on stage and at the network level.

         Currently, credit cards are the backbone payment system for e-tailers.
Web companies pay a premium to conduct credit card based transactions with consumers, and the fraud that does occur appears to be a manageable cost of doing business. In a June 2000 survey conducted by ActivMedia Research, of 736 web businesses surveyed only 3% indicated that fraud was a regular and substantial problem. This finding is at odds with an August 2000 survey by Gartner Group which determined that 1.15% of all online transactions are fraudulent while only 0.6-0.9% of all off line transactions are fraudulent. Many variables may account for the different findings, but a likely reason is that e-tailers are less experienced than traditional retailers and may consider a given level of fraud the cost of doing business using an emerging medium.

         Network service providers recognize that these pioneering retailers are prepared to pay a premium to use their systems. In Gartner's survey of 160 companies, it was determined that on average credit card companies, which are the current backbone of Internet transactions, offer e-tailers discount rates of 2.5% plus 30 cents per transaction versus an average of 1.5% plus 30 cents to traditional retailers. Additional costs faced by e-tailers include the cost to enter Internet payment gateways which can add as much as $0.50 per transaction.

         The Gartner survey also found that e-tailers pay more than traditional retailers when it comes to handling charge-backs. According to the survey, e-tailers spend four times as much as traditional retailers when it comes to resolving this customer service function. The reason for this is that in traditional transactions there is a signed sales slip, which verifies the transaction and takes the onus off the retailer. Online transactions have no such documentation.

         Besides the correlation between increased anonymity and increased propensity for fraud, it may be that traditional retailers simply have more experience and expertise at handling various customer service issues. In the ActivMedia survey, Lands End was quoted as saying that since it had launched its online catalogue it had experienced no increase in fraudulent activity.


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         Public Key is a very likely companion to emerging biometrics servicing secured online transactions. Existing American and Canadian legislation recognizing the validity of digital signatures is an important consideration. As of May of 1999, the Canadian Payments Association announced its intention of becoming the root Certification Authority for a Pubic Key system in Canada so that individuals and businesses would be able to make secure transactions over the Internet. The root Certification Authority qualifies certification authorities with the power to issue digital certificates to clients wishing to conduct transactions over the Internet. By March of 2000 the Canadian Payments
Association had completed technical specifications for a Canadian Public Key system and was awaiting requests for proposal from its members.

         Fraud schemes on the Internet have been with us for several years now.
Security, confidentiality, and privacy questions undermine the credibility of the Internet as a medium for financial exchange. Measures like Public Key and biometric safeguards may be either the key to cleaning up this medium or the forerunners of safeguards on a private (more secure) parallel version of the Internet. For the record, initial fraud schemes on the Internet, which relate to consumers merit mention. Going back to 1997, the American Institute of Certified
Public Accountants determined that the following 10 fraud schemes were most common at that time:

              - On-line services                  - Work at home schemes
              - Merchandise sale                  - Prizes and sweepstakes
              - Auctions                          - Credit card offers
              - Pyramid schemes                   - Books
              - Internet business opportunities   - Magazine subscriptions

Banking and Electronic Transaction Software

         Banks are spending heavily on security and Internet services because new services mean a whole new set of service charges. Killen & Associates has projected that banks expect that expanded Web-based cash management services should increase bank revenues by $80 billion by 2004.

         Virtual Private Networks are enabling e-banking to expand by offering secure networks for employees, customers, suppliers, and business partners.
Virtual Private Networks encrypt transmitted information using complex algorithms to hide sensitive data from outsiders.

         When Virtual Private Networks first came out, they were adopted slowly by the banking community. Demand for Virtual Private Networks picked up in 1998, when a set of international standards was confirmed. Just as Web-based procurement has saved manufacturers money over older EDI systems, Virtual
Private Networks is proving to be cheaper for banks than existing communications platforms, which work around leased lines and telephone equipment. Infonetics
Research estimates that setting up and maintaining 350 users with an average of 31 hours of monthly Internet time apiece will save a bank $500,000.


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

         Online banking is swiftly charging from its position as an extravagant application used by a select few to a mainstream application utilized by the growing number of Internet users. To attest to this, in the United States alone, there were 6.6 million households banking online in 1998. By 2003, that number will increase substantially to more than 32 million.

         According to a report published by International Data Corp., a combination of factors is driving the explosive growth in online banking. To begin with, there has been a proliferation of low-cost personal computers and other networking devices in the home market, which is causing a surge in the number of Internet users. Because many of the security concerns have been alleviated, these Internet users are becoming more and more comfortable using the Internet as a transaction-based medium.

         Secondly, the increasing number of banks offering Web-based banking services is also triggering the market's growth. It is estimated that the number of banks offering online banking services will increase from 1,150 (base year
1998) to 15,845 by 2003, primarily via the Web. It is important to note that these numbers represent 6% and an incredible 86%, respectively, of all United
States commercial banks and credit unions.

         According to International Data Corp., online banking is evolving through three phases. The first phase offers functionality similar to what is available through telephone banking systems - access to account balances and transaction data. The access is provided through a dial-up or browser-based service. The second phase emphasizes interactive technologies such as online bill payment and personalized reminder services. The third phase involves direct marketing of credit and lending services, personalized financial management features, and services such as securities trading and insurance offerings.

         A strong link exists between banking, bill payments, and the Internet.
The banking sector is quickly realizing that online banking may be the critical service driver that enables them to maintain a dominant market position, and offer customers wider and more effective, and cost efficient access to financial services.

Banking and Financial Transaction Fraud

         In terms of need, initial implementations will probably flow from the highest value/highest risk transactions down to progressively lower value/lower risk transactions. Using this rationale, corporate cash management should be the first candidate. Ben Miller, the publisher of the Personal Identification
Newsletter, has commented if you're sending a message to swap a $100 million derivative you want to be sure someone with the necessary authority said it.
After corporate cash management, credit cards are the next most likely step for implementation.


                                       14

Identity Theft

         Identity theft occurs when a person uses someone else's personal identification to obtain credit, loans, services, rentals or mortgages. Beyond the obvious vulnerability of unshredded documents, the American over reliance on social security numbers means that dishonest clerks at accountancies, legal firms, financial institutions, hospitals, courts and schools can help to fuel this trade.

         The identity theft organization (www.identitytheft.org) claims that 500,000 Americans are targeted by this type of crime each year, and that 25% of credit card fraud now involves some form of identity theft.

         Identity theft is an emerging form of credit fraud where thieves working from an identification like a drivers license create a paper person who registers several sets of credit cards. Once the fake person is created, the thieves misuse the newly minted credit cards with no intention of repaying the sponsoring financial institutions. With this crime, the original person whose identification has been stolen looses their good credit rating and the sponsoring financial institution is defrauded. As of October 1999, 15 states in the United States recognized identity theft as a felony with more states planning similar legislation.

Banking and Financial Transaction Security Measures

         Financial institutions are reticent to report incidents of internal theft for public relations purposes. Atalla Inc, a hardware security division at Tandem, claims that 70% of banking fraud is conducted with an insider. Therefore internal security represents a large opportunity. Some limited reporting has occurred on the types of internal crimes these institutions generally experience. In banks, these problems generally involve junior employees that either steal customer checks or enter into arrangements with criminals. Sometimes professional criminals find work in the accounts payable (or even the mail room) of corporations. When corporations have sloppy internal controls, these kinds of theft can occur for several months.

Banking and Financial Biometric Initiatives

         Some estimates going back to 1998 suggest that banks need checking account deposits of $200 per account as a hedge against all forms of fraud. The primary reason transaction fraud is so significant is the proliferation of access points (ATMs, telephone banking, Internet) available to conduct financial transactions. As the volume of individuals and transactions continue to increase through these access points, so will the technology needed to secure these transactions.

         Several major financial services institutions are currently piloting a variety of biometric technologies. In addition to the obvious applications, such as account access or internal network security, a variety of other novel solutions are being deployed and investigated. These solutions are being deployed at the ATM and teller level, in web-based applications, and in securities transactions. As more customers and clients decide to transact business remotely, industry observers believe there will be an increasing need to authenticate users on both ends.

         And while certificate-based infrastructures can determine that a certain personal computer or organization is on the other end, and a Private Key infrastructure can determine that a message has not been modified or read into a transaction, only biometrics can determine that a given individual authorized or initiated a transaction.

         As with electronic bill presentment, the need to find consensus between businesses, financial institutions and consumers has a delaying effect. The International Biometrics Group has noted some major developments in the financial services world listed below. Some of these initiatives have been actively pursued and some may never proceed beyond pilot projects.

         - ING Direct is providing finger-scan biometric authentication for online banking customers.

         - BACOB Bank in Belgium is piloting voice verification for customer account access.

         -        Chase Bank is piloting finger scan technology.

         - Bank United has integrated iris recognition into a number of its ATM's.

         - Wells Fargo owns a 40% stake in InnoVentry, which provides biometric face verification at its check-cashing ATM's.

         - Charles Schwab is piloting biometric technologies for account access.

         - A Mexican institution is distributing payroll and executing automated purchases with smart cards and biometrics.

         - The FSTC (Financial Services Technology Consortium) is participating in IBG's major round of IT Security and e-commerce testing this summer.

         The roll out of Mr. Payroll machines since 1997-8 has been successful for several reasons including management commitment to the concept and public acceptance of an unobtrusive biometric identifier. Moreover, Mr. Payroll did not start with the massive investment in legacy systems, which are issues for major banks and credit card companies. Mr. Payroll has a clearly defined target market, which is working class households that do not have checking accounts. According to information provided by the company and attributed to the Federal Reserve Bank, 41% of American working class households do not have checking accounts. These people need to cash paychecks and this is where Mr. Payroll becomes involved. Mr. Payroll uses a touch pad as an on switch and facial recognition in place of a PIN number.

         Since the success of the initial roll out, InnoVentry Corp. the technical supplier to Mr. Payroll, has installed 500 Mr. Payroll and RPM machines in retail locations including Kroger, Circle K, HEB Pantry Foods, Wal-Mart, K-Mart, Texaco and RaceTrac. RPM machines. InnoVentry has been backed by Wells Fargo & Co and as of September 2000 claims 760,000 customer and over 2 million checks cashed over the last two years.

         Bank of America, Bank One, Chase Manhattan, Citibank, Wachovia, Wells Fargo and the Federal Reserve System are piloting a static signature verification scheme that would work in conjunction with online verification. The initiative is called Automated Imaged Signature Comparison. Check imaging at the point of sale is the primary thrust of the initiative. First and foremost, cheque imaging safeguards banks and merchants against losses due to insufficient funds and closed accounts, which are the largest sources of loss. This safeguard is expected to increase the general acceptability of checks at the point of sale. An ancillary benefit of check imaging is the reduction handling which reduces the transaction costs of processing cheques.

         Static image verification which increases the security of the imaged check. In the past, manual signature verification was applied in an ad hoc manner if the teller or merchant at the point of sale found the customer's behavior or appearance questionable. Automated verification of the signature takes this manual procedure and applies it to each and every transaction. While the principal motivation is safeguarding against insufficient funds and closed accounts, the cost of signature verification has dropped to the point where it can be added on as an ancillary safeguard.

         With software and hardware at acceptable cost levels what remains is the development of consensus around a smaller set of solutions and commitment to a network platform. During this hiatus, the impetus seems to be to get involved in as many new pilot programs as possible. Activity and engagement through such initiatives as voluntary trials opens the door to wider consumer understanding and imaginative administrative thought when it comes to linking new biometric technologies with legacy systems.

         However, at some point, a combination of low unit costs and potential cost savings reach a point where major players commit to a new way of doing business. In this instance, electronic bill presentment is an excellent model for the adoption of biometric technology for mainstream financial transactions.

Marketing

         If our Biometrics Security subsidiary exercises the option to acquire a license to use DSI Datotech Systems' gesture recognition technology for banking and financial tranactions, our market penetration strategy will focus on the security and efficient interface aspects of the banking and financial transactions market segments. We intend to derive multiple revenue streams from:

         - transaction loss reduction profit sharing (Automatic Teller Machines, debit and credit cards, and e-commerce);

         - interaction cost management within the banking and financial transaction vertical market (double initial control system, information management and back office); and

         -        sublicensing to financial institutions.

         DSI's Datotech System's gesture recognition technology forms the core delivery platform for the execution of our business model, around which we will build our intellectual property management portfolio. Gesture recognition technology brings full reverse compatibility and improved performance to gesture recognition technology enabled multi-touch pads that can be utilized for dynamic signature verification. Within the area of interface efficiency, these are deemed advanced generation touch pads or mice replacements, and we believe they greatly enhance keyboard functionality when executing upon the function of financial transactions.

         A key element of our market penetration strategy is incorporating intelligent gesture recognition technology enabled input devices that will provide a transparent and ubiquitous delivery platform for minimizing interaction and transaction costs within the vertical banking and financial transactions markets. We will initially focus on the three market segments, where we intend to be first to market. This includes initially developing under license and marketing:

         - Standalone multi-touch DatoPad for power users of gesture recognition technology enabled professional financial services software, and subsequently for the on-line banking aftermarket general user;

         - Gesture recognition technology enabled security biometric interaction and transaction systems for the banking and financial services markets; and

         - Gesture recognition technology enabled security biometric hardware and software solutions for the point of sale markets, integrated with public and home access transaction systems.

Competition

         If our Biometrics Security subsidiary exercises the option to acquire a license to use DSI Datotech Systems' gesture recognition technology for banking and financial transactions, we will compete with many well-established United States and foreign manufacturers in the biometrics market. Key manufacturers competing in the dynamic signature verification market include Checkmate Electronics Inc., PenOP Inc., SOFTPRO, Xenetek, and Ink Tools. These manufacturers exemplify the fact that the development of strong alliance partners is a key success factor in this field. Checkmate has a strategic marketing agreement with IBM. PenOP has a series of agreements with Microsoft, Netscape, Adobe and Eastman Systems. SOFTPRO has multiple international distribution agreements with UNISYS. Ink Tools has a strategic alliance with Palm Corporation. In any new technology (especially where consistent industry profitability is several years away), the ability to make agreements with tenured high tech companies is a key concern. The ability to partner is further leveraged when successful pilot programs are promoted effectively.

         Leading manufacturers of voice recognition systems include InterVoice-Brite, Inc., Orga, Veritel, VeriVoice, and ITT Industries. Increasingly, companies in this field are becoming adept at several input technologies. As the prices of input devices fall, the value proposition shifts to software attributes like the logic of comparing input data to the digital template, file storage, and verification times. For retail banking transactions, authentication time against a large data base is a critical consideration. Several of the technology segments surveyed now offer acceptably low input device prices and sufficiently fast authentication times.

         All of these companies have developed products and are authorized to sell products. All of our principal competitors are significantly larger, well established and are better capitalized than us, all of which could adversely affect our ability to compete.

Employees

         As of December 15, 2000, we had three (3) full-time employees and two
(2) part-time employees, none of whom is represented by any labor union.


                                  RISK FACTORS

RISKS RELATED TO OUR BUSINESS

         WE ARE A START-UP COMPANY, WE HAVE HAD NO OPERATIONS, AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FREQUENTLY FACED BY START-UP COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS. Our operations to date have consisted primarily of development of our business plan, and otherwise organizing our operations. An investor in the shares of our common stock must consider the risks and difficulties frequently encountered by start-up companies in new and rapidly evolving markets. These challenges include our:

         -        Need to establish our brand name awareness;

         -        Need to attract and retain customers at a reasonable cost;

         -        Need to manage changing and expanding operations;

         -        Need to compete effectively;

         - Need to establish ourselves as an important participant an the evolving market;

         -        Need to hire and retain experienced personnel; and

         - Dependence on new, evolving and unproven software and related technologies.

         We may have limited insight into other trends that may emerge and affect our business, because we are a start-up company and our market is in an early stage of development. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Any failure to do so would seriously harm our business and operating results.

         WE HAVE NOT HAD ANY REVENUES, WE MAY NEVER ACHIEVE A SIGNIFICANT LEVEL OF REVENUES AND WE MAY NEVER BECOME PROFITABLE. As a start-up company, our ability to generate revenues is uncertain. Even if we are able to generate revenues, our revenues may be insufficient to enable us to achieve profitability.

         IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING TO SATISFY THE OBLIGATIONS OF OUR BIOMETRICS SECURITY SUBSIDIARY UNDER THE OPTION AGREEMENT WITH DSI, WE WILL HAVE TO PURSUE ALTERNATIVE OPPORTUNITIES IN THE GESTURE RECOGNITION TECHNOLOGY BUSINESS, WHICH MAY DELAY OUR ENTRY, OR PREVENT US FROM ENTERING, INTO THAT BUSINESS. Under the option agreement with DSI, our Biometrics Security subsidiary is required to pay DSI $3,000,000 by July 22, 2001, and an additional $4,680,000 to exercise the option following the development of a prototype acceptable to us. We do not have the right to recover monies paid under the option agreement if DSI fails to make a prototype available to us. We will require additional financing for Biometrics Security to make the required payments. If we are unable to obtain additional financing to make these payments, DSI has the right to terminate the option. We also require additional financing to develop and expand our business. If we are not able to obtain additional financing on terms acceptable to us, or at all, we will have to pursue alternative opportunities in the gesture recognition technology business, which may delay our entry, or prevent us from entering, into that business.

         OUR ABILITY TO SUCCEED DEPENDS UPON THE EFFORTS OF DSI DATOTECH AND ITS GESTURE RECOGNITION TECHNOLOGY. DSI Datotech has developed and has represented to us that it has intellectual property rights to the gesture recognition technology we intend to use in our business. DSI Datotech must use its best efforts to make a prototype available to us within 12 months after we pay it $3,000,000 to develop the prototype. If DSI Datotech is unable to deliver a prototype reasonably acceptable to us by the end of that twelve month period, our entry into the gesture recognition technology business may be delayed. In addition, our ability to compete in the gesture recognition technology market will suffer if DSI is not able to protect its intellectual property rights relating to its multi-touch sensor, or if competitors are able to copy DSI's proprietary technology and develop devices similar or superior to those developed or planned by DSI. Competitors also may claim that DSI's technology infringes upon their proprietary rights. If DSI does not have sufficient resources to prosecute or defend intellectual property claims, our ability to compete may be impaired. DSI Datotech Systems is not obligated under the license agreement with our Biometrics Security subsidiary to defend, or indemnify us for losses resulting from, any litigation challenging our right to use the gesture recognition technology. For information concerning DSI Datotech Systems, see pages 4 and 6.

         WE WILL NEED TO MANAGE CHANGING AND EXPANDING OPERATIONS. Our business plan anticipates that we will expand our operations. This anticipated growth to future operations will place a significant strain on our management systems and resources. Our ability to successfully implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties. We cannot be certain that our planned personnel, systems, procedures and controls will be adequate to support our future operations and technical requirements, that management will be able to hire, train, retain, motivate and manage required personnel, or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

         OUR MARKET IS UNPREDICTABLE AND BIOLETRICS MAY NOT BE ACCEPTED BY CUSTOMERS AND THE PUBLIC. Our success will depend on the growth of the gesture recognition technologies banking and financial transactions markets. Without the acceptance of the public and vendors, we may be unable to achieve and sustain profitability. The gesture recognition technologies banking and financial transactions market is a new and rapidly evolving market whose demand and market acceptance has yet come to full fruition. Biometric products have not gained widespread commercial acceptance. Our business will most likely not grow unless the market for biometric products expands both domestically and internationally.

         OUR SUCCESS IS DEPENDENT ON ATTRACTING AND RETAINING KEY PERSONNEL. Our success depends on our executive officers and our ability to retain their services or, in the event we are unable to retain their services, retaining replacement personnel with the commensurate experience and acumen. The loss of services of our executive officers could adversely affect us. In addition, as we grow, we will need to attract additional key personnel to sustain growth. If we are unable to attract qualified personnel our business will be harmed.

         OUR MARKET IS HIGHLY COMPETITIVE. We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies. Our competitors have significantly greater financial, technical, marketing and other resources than ours. All of these companies have existed for a longer period, have greater financial resources, have established marketing relationships with leading strategic partners and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence in the gesture recognition technologies banking and financial transactions markets.

         We also believe we may face a significant competitive challenge from our competitors forming alliances with each other. The combined resources of these partnerships could pose a significant competitive challenge to us.

         Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

         In addition, the biometrics market is in its very early stages and growing rapidly. New competitors may enter the market or competitors may develop technology superior to DSI's. Our product also competes with non-biometric technologies such as traditional key, card, surveillance systems and passwords.

         LEGISLATION RESTRICTING THE USE OF BIOMETRICS, IF ADOPTED, MAY LIMIT OUR CUSTOMER'S ABILITY TO USE BIOMETRICS AND AS A RESULT LIMIT OUR REVENUES.

         Certain groups have publicly objected to the use of biometrics for some applications on civil liberties grounds. Although we are not aware of any proposed legislation regulating the use of biometrics, the adoption of legislation restricting certain uses of biometrics may limit our customer's ability to use biometrics and as a result limit our revenues.

         OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO REMAIN COMPETITIVE. The gesture recognition technologies banking and financial transactions market is a highly technical field with numerous and frequent changes taking place at a rapid pace. We are attempting to keep in step with such changes. However, our business may be adversely affected by our competitors' development of enhanced or improved technology. We may lack sufficient financial resources to undertake the revamping of our existing technology and equipment to stay in competition with others.

         OUR GROWTH WILL BE DEPENDENT ON OUR ABILITY TO MAKE INTERNATIONAL SALES. There are certain risks inherent in international commerce including:

         -        regional economic conditions;

         -        export restrictions;

         - fluctuations in foreign currencies and the United States dollar;

         - loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

         -        the overlap of different tax structures;

         -        seasonal reductions in business activity;

         -        risks of increases in taxes and other government fees;

         - involuntary renegotiation of contracts with foreign governments.

         WE MAY NOT HAVE THE RESOURCES TO SATISFY FUTURE TECHNOLOGY REQUIREMENTS IMPOSED BY REGULATORY AGENCIES. Our participation in the gesture recognition technologies banking and financial transactions market may require the investment of substantial resources in upgrading technology to enable us to compete and to satisfy evolving regulatory and statutory standards. We may not have sufficient resources available to us to satisfy the competitive requirements of the marketplace. In the event that we are unable to meet or exceed new or additional regulatory and statutory standards, our revenues and financial resources may deteriorate.

         SOME OF OUR DIRECTORS ARE AFFILIATED WITH DSI DATOTECH SYSTEMS AND WILL HAVE CONFLICTS OF INTEREST IN OUR DEALINGS WITH DSI DATOTECH SYSTEMS. Two of our directors, Robert Egery and Allan Gibbins, are directors of DSI Datotech Systems. Mr. Egery is also the president and chief operating officer of DSI Datotech Systems. In addition, Kenneth Barr, a director of our company who will become our Chief Executive Officer in July 2001, and Wayne Taylor, our Chief Financial Officer and a promoter of our company, are members of DSI Datotech Systems' Advisory Board. All our directors, other than David Angus, own shares of DSI Datatech Systems' common stock. These individuals will have conflicts of interest in our dealings with DSI Datotech Systems.

RISKS ASSOCIATED WITH OUR SECURITIES

         OUR COMPANY IS CONTROLLED BY GESTURE RECOGNITION TECHNOLOGIES INTERNATIONAL LIMITED. Gesture Recognition Technologies International Limited, which owns approximately 74% of our common stock, has the ability to elect all of our directors and to control the outcome of all other matters submitted to a vote of our shareholders, including mergers, the sale of all our assets and amendments to our articles of incorporation increasing authorized capital stock. Gotham Trust is the sole shareholder of Gesture Recognition Technologies International Limited. Jason Taylor and Candice Taylor, the adult children of Wayne Taylor, a promoter of our company, are the beneficiaries of the Gotham Trust.

         YOU MAY HAVE DIFFICULTY TRADING AND OBTAINING QUOTATIONS FOR OUR COMMON STOCK.

         Our common stock is currently traded in the over-the-counter market and quoted in the pink sheets under the symbol "SBTI". In addition, the trading of our common stock may be subject to SEC rules for non-Nasdaq and non-exchange listed securities. Under these rules, brokers-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from these rules if the market price is at least $5.00 per share or if the securities are equity securities listed on Nasdaq or issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for more than three years, or (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with the penny stock market. As a result you will likely find it more difficult to dispose of, or to obtain quotations as to the price of our common stock.

         WE DO NOT INTEND TO PAY DIVIDENDS TO OUR STOCKHOLDERS. We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

         Many statements made in this registration statement under the captions "Business", "Risk Factors" and "Management's Discussion and Analysis or Plan of Operations" are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "estimate," "expect," "will" or words of similar import as they relate to us or our management, or describe our future plans, objectives or goals. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The following discussion and analysis of financial conditions, results of operation and plan of operation should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Form 10-SB.

         Our wholly-owned Biometrics Security subsidiary has an option for an exclusive worldwide license to DSI's gesture recognition technology for banking and financial transactions, which will form the core of our business. Our plan is to develop this technology into revenue and profit producing operations.

         Biometric Security has paid DSI $320,000 under the option agreement and is required to pay DSI an additional $3,000,000 by July 22, 2001. Within 12 months after the payment of the $3,000,000 to DSI, DSI has agreed to fully develop its gesture recognition technology for banking and financial transactions. Biometrics Security will have three months from the date DSI's gesture recognition technology is fully developed to exercise the option to license DSI's gesture recognition technology for $8,000,000, less the amounts previously paid by Biometrics Security to DSI. DSI also will get 20% of the common stock of Biometrics Security upon exercise of the option.

We are a development stage company and have not, to date, generated any revenues nor does our business plan contemplate such revenues during the next twelve months. Since inception we have funded our operations and capital expenditures primarily through private placements of our securities. We received a total of $36,650 from the sale of an aggregate of 3,055,000 shares of our common stock in private offerings in March, May and September of 1999, which was used as working capital. We are required to seek additional financing on an ongoing basis to execute our business plan. Additional financing may not be available on terms acceptable to us or at all. Our business is in the early stage of development. Other factors which will affect our ultimate commercial success include the competitive environment, the impact of technological change, dependence on key personnel and reliance on third party relationships.

Our ability to generate revenues and positive cash flow will depend on several factors, including the nature and speed of the development process, advancement of site testing and public and commercial approval of gesture recognition technology.

ITEM 3.           DESCRIPTION OF PROPERTY.

We occupy approximately 2,500 square feet of space at 1410-1030 West Georgia Street, Vancouver, British Columbia, Canada for our executive offices. The lease is for a term expiring March 31, 2004, at a base rent of $3,329 per month through March 2003 and $3,537 per month thereafter.

ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of February 15, 2001 the beneficial ownership of our common stock, our only class of voting securities, by (i) each person who is known to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors and executive officers and (iii) all our officers and directors as a group. Unless otherwise indicated, the persons listed in the table have sole voting and dispositive power over the shares of common stock.

                                                    Amount and Nature of            Percent of Class
Name and Address of Beneficial Owner               Beneficial Ownership                    (1)
--------------------------------------             ---------------------                   ---
George Gould                                             125,000(2)                         *
2970 Venables Street
Vancouver, BC Canada

W. David Angus                                           125,000(2)                         *
1155 Rene-Levesque Boulevard
Montreal, PQ Canada

Kenneth Barr                                             125,000(2)                         *
1668 Valley Ridge Crescent
Pickering, ON Canada

Allan Gibbins                                            125,000(2)                         *
212 Westridge Drive
Kleinburg, ON Canada

Stephen J. Henry                                         125,000(2)                         *
7924 Limewood Place
Vancouver, BC Canada

Robert Egery                                             125,000(2)                         *
480 Elizabeth
Beaconsfield, PQ Canada

Gesture Recognition Technologies                      37,500,000(3)                       73.9%
International Limited
c/o CIBC Trust and Merchant
Bank (Barbados) Limited
Bank Warrens Street
Michaels Bar
Barbados

All officers and directors
  as a group (6 persons)                                750,000(4)                         1.5%

----------

* Indicates less than 1%

(1)      Based on 50,757,675 shares outstanding as of February 15, 2001.

(2) Represents shares that he may acquire upon exercise of options exercisable within 60 days. Does not include an additional 125,000 shares that he may acquire over the remaining term of the options.

(3) Gotham Trust is the sole shareholder of Gesture Recognition Technologies International Limited. Jason Taylor and Candice Taylor, the adult children of Wayne Taylor, are the beneficiaries of Gotham Trust. Wayne Taylor disclaims beneficial ownership of those shares.

(4) Represents shares that they may acquire upon exercise of options exercisable within 60 days. Does not include an aggregate of 750,000 shares that they may acquire over the remaining term of the options.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        Name                                Age         Position
        ----                                ---         --------

        George Gould                        62          President and Director

        Wayne Taylor                        49          Chief Financial Officer

        Stephen J. Henry                    62          Corporate Secretary

        W. David Angus                      53          Director

        Name                                Age         Position
        ----                                ---         --------

        Kenneth Barr                        53          Chief Executive Officer
                                                        (commencing July 2001)
                                                        and a Director

        Allan Gibbins                       53          Director

        Robert Egery                        48          Director

         Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected and qualified. All officers serve at the discretion of the Board of Directors.

         George Gould has been our President since September 8, 2000 and a director since August 1, 2000. Mr. Gould began his career in the Financial Services Industry in 1961. In March 1973 he entered the banking business with HSBC Bank Canada, formerly known as Hong Kong Bank of Canada where he held several senior management positions until July 2000. Mr. Gould has been the President of GT Financing and Insurance Specialists Ltd. since August 2000.

         Wayne Taylor, a promoter of our company, has been our Chief Financial Officer since April 2, 2001. Mr. Taylor has been president of FGH Insurance Agencies Ltd. since May 1995. From December 1990 to April 1995, he was a partner of JWL Sales Inc. From October 1988 to November 1990, he was a partner of, and Secretary and Treasurer of, Credit Resources Inc. From July 1986 to September 1988, he was Manager-Credit of Richmond Savings and Credit Union. From April 1977 to June 1986, he was Manager-Credit of Bank of British Columbia. From 1973 to March 1977, he was Branch Manager of Associate Finance. Mr. Taylor is a member of DSI Datotech System's Advisory Board.

         Stephen J. Henry has been our Corporate Secretary since November 22, 2000. Mr. Henry has served as President and Director of SJ Henry Holdings, Ltd., a real estate development company, since March 1994.

         The Honourable W. David Angus has been a Director since November 6, 2000. He has practiced law with the law firm of Stikeman Elliott since February 1963. He was appointed Queens Counsel in December 1984. He is a senior partner and head of the Shipping and Insurance Department in the Montreal office. Senator Angus was summoned to the Senate of Canada in 1993. Senator Angus is a member of the Standing Senate Committee on "Banking, Trade and Commerce" and a member of the Standing Senate Committee on "Transport and Communications." Senator Angus is a Member of the Montreal, Quebec and Canadian Bar Associations. He is Honourary Life Member of the Canadian Maritime Law Association, of which he was the President from 1989 to 1992. Senator Angus also serves as a Governor of the International Maritime Law Institute, Malta. He is an Associate Member and Past Chairman of the Association of Average Adjusters of Canada. He is also an Associate Member of the U.K., and U.S. Associations of Average Adjusters and of the Canadian Board of Marine Underwriters. Senator Angus serves on the Board of Directors of Air Canada, AON Reed Stenhouse Inc, Eastern Canada Towing Limited, Eastern Canadian Tug Owners Association, Madeg Holdings Inc, Nymox Pharmaceutical Corporation (non-executive Chairman) Systech Retail Systems Inc, AutoSkill International Inc. and 3DVisit.com Inc. (non-executive Chairman).

         Kenneth Barr has been a Director since September 29, 2000 and is to become our Chief Executive Officer in July 2001. In October 2000, Mr. Barr was appointed President and Chief Executive Officer of Combined Telecom Inc. (CTI). CTI is a Canadian facilities-based, national competitive local exchange carrier offering local network access, Internet and data networking, enhanced messaging, wireless services and fully managed scalable telecom solutions. CTI is a wholly owned subsidiary of Tricaster Capital Corporation, a North American merchant bank specializing in telecommunications and e-business opportunities. From March 2000 to September 2000, Mr. Barr was Chief Operating Officer of Cygnal Technologies. Mr. Barr served as President - Business Communications Systems for Lucent Technologies, Canada from March 1993 until April 1999. During this same period, he was Executive Vice President and Chief Operating Officer of the Canadian holding company, Lucent Technologies (Canada). He also is a member of DSI Datotech System's Advisory Board.

         Allan Gibbins has been a Director since November 6, 2000. Mr. Gibbins was interim Vice President, General Manager beginning in June 1992 and was appointed President and Chief Executive Officer of Hubbell Canada Inc., a subsidiary of Hubbell Incorporated, in September 1993. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). From September 1988 to May 1992, Mr. Gibbins was Vice President and General Manager of Nutone Electrical Inc. Prior to that he held senior management positions with duPont Canada Inc. for 16 years. He also has been a Director of DSI Datotech System since December 2000.

         Robert Egery has been a Director since November 6, 2000. Mr. Egery has served as President and Chief Executive Officer of DSI Datotech Systems, Inc. since December 2000. From August 1998 to December 2000, Mr. Egery was Director of Flight Training of Bombardier Aerospace. Prior to that, he was Vice President of Business Development for Lockheed Martin from August 1994 to August 1998 and Vice President of Marketing and Contracts for Honeywell/Allied Signal. He also has been a Director of DSI Datotech System since December 2000.

ITEM 6.           EXECUTIVE COMPENSATION

         To date, no compensation has been awarded to, earned by or paid to any of our executive officers exceeding $100,000.

Compensation of Directors; Employment Contracts

         Our directors are not compensated for their service on the Board of Directors. In addition, we have no employment contracts with any of our executive officers.

Stock Options

         No stock options were granted to our officers or directors.

         We adopted our 2000 Stock Option Plan in August 2000. A total of 5,100,000 shares of our common stock has been reserved for issuance under the plan. The plan provides for grants to directors, officers and employees of stock options which are intended to qualify as either incentive stock options or non-qualified stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The plan is administered by the Board of Directors or by a committee appointed by the Board. The administrator determines the terms of options stock purchase rights granted, including the exercise price and the number of shares subject to the option or stock purchase right. The maximum term of options granted under the Plan is five years. As of December 31, 2000, options to purchase a total of 2,405,000 shares of our common stock were outstanding.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Wayne Taylor, our Chief Financial Officer and a promoter of our company, serves as a consultant to DSI Datotech Systems under a Financial Consulting Agreement dated February 28, 2000. Under the terms of that agreement, Mr. Taylor is entitled to a commission of 10% of the amount of any financing arranged by Mr. Taylor and 1.5% of the amount of other financings for DSI, which commissions Mr. Taylor may convert, in whole or in part, on the same terms and conditions as provided investors. Mr. Taylor also is entitled to commissions of 10% of the amount of any licensing fee arranged through Mr. Taylor, excluding royalty payments. As of May 1, 2000, Mr. Taylor has received $64,120, plus 50,000 shares of DSI Datotech Systems for services provided under the agreement. The agreement also granted Mr. Taylor a transferable option to acquire an exclusive worldwide license to exploit DSI's proprietary gesture recognition technology for banking and financial transactions. The exercise price of the option is $8,000,000, plus 20% of the undiluted equity of the partnership or corporation receiving the license for the technology. There was no formal option or form of license agreement containing any other terms of the option or license at that time. Mr. Taylor is not entitled to any commission for the grant of the option and exclusive license for the banking and financial transactions market.


        On July 28, 2000, Mr. Taylor assigned the option to Gesture Recognition Technologies International Limited for nominal consideration. Gesture Recognition Technologies International Limited is owned by Gotham Trust, the beneficiaries of which are Jason Taylor and Candice Taylor, the adult children of Wayne Taylor. On August 1, 2000, Gesture Recognition Technologies International Limited assigned the option to Biometrics Security Inc., a Nevada corporation incorporated on July 25, 2000, in consideration for 500,000 shares of the preferred stock of Biometrics Security.

        On August 25, 2000, we acquired all of the outstanding capital stock of Securitys Biometrics in a share exchange with its shareholders. Gesture Recognition Technologies International Limited received 37,500,000 shares of our common stock,representing approximately 74% of our common stock, in exchange for the 500,000 shares of Biometrics Security's preferred stock in the share exchange. Upon completion of the share exchange, Biometrics Security became our wholly-owned subsidiary. The number of shares issued to Gesture Recognition Technologies International Limited as part of the share exchange with Biometrics Security was arbitrarily determined by Wayne Taylor, who together with Stephen Henry, our Corporate Secretary and President of Biometrics Security, structured the terms of our acquisition of Biometrics Security and the consideration for the assignment of the option to Biometrics Security.
Since Wayne Taylor initiated the organization of our business, under SEC rules he is considered a promoter of our company.

        On August 22, 2000, DSI entered into a definitive option agreement with our Biometrics Security subsidiary, which sets forth the terms and conditions of the option and license. The option agreement grants Biometrics Security an option to acquire an exclusive worldwide license to exploit DSI's proprietary gesture recognition technology for banking and financial transactions. The option may be exercised during the three month period commencing on the date DSI makes available a prototype reasonably acceptable to us. The exercise price of the option is $8,000,000. We have paid DSI $320,000 as a good faith deposit as required under the option agreement, and we are required to pay DSI an additional $3,000,000 by July 22, 2001, which will be used by DSI to develop a prototype. These amounts will be credited against the $8,000,000 exercise price of the option. DSI has agreed to use its best efforts to make a prototype available to us within 12 months after we make the $3,000,000 payment. In addition, upon exercise of the option by Biometrics Security, DSI is entitled to receive 20% of the then outstanding common stock of Biometrics Security. We do not have the right to recover the monies paid under the option agreement if DSI fails to make a prototype available to us.

         The basic economic terms of the original option granted to Wayne Taylor by DSI Datotech Systems and the terms of the option and license agreements between Biometrics Security and DSI Datotech Systems were negotiated by Wayne Taylor and Edward C. Pardiak, Chairman of the Board of DSI Datotech Systems. The terms of the option were based on an option agreement dated June 28, 2000, under which DSI granted another company an option to acquire an exclusive license to use its gesture recognition technology in interfaces for personal computer and console games and Internet television. The exercise price of that option was $5,000,000, of which $100,000, representing 4% of the total exercise price, was paid upon signing of the option agreements. DSI also is entitled to receive 20% of the outstanding equity of the licensee upon exercise of the option under that option agreement. Biometrics Security paid DSI $320,000, or 4% of the total $8,000,000 exercise price, upon signing the option agreement. The terms of the Biometrics Security option, but not the original option granted to Taylor, require DSI to develop a prototype. The prototype is intended to interpret gestures using more advanced gesture recognition algorithms to be developed by DSI. DSI estimates that the cost of developing the prototype is $3,000,000. DSI required that Biometrics Security pay $3,000,000 of the exercise price by July 22, 2001 to cover these development costs. As a result, the exercise price for the Biometrics Security option is $3,000,000 higher than the exercise price of the option granted for use in interfaces for personal computer and console games and Internet television.

         Robert Egery, a director of our company, has been President and Chief Operating Officer of DSI Datotech Systems since December 2000. Two of our other directors, Allan S. Gibbins and Robert M. Egery, became directors of DSI Datotech Systems in December 2000. Mr. Gibbins is the brother-in-law of Edward
C. Pardiak, Chairman of the Board of DSI Datotech Systems. In addition, Kenneth Barr, a director of our company who is to become our Chief Executive Officer in July 2001, and Wayne Taylor, have been members of the Advisory Board of DSI Datotech Systems since December 13, 1999. Except for David Angus, all of our directors and officers own shares of DSI Datotech Systems common stock, as follows:

              George Gould ..........................   10,000 shares
              Wayne Taylor...........................   50,000 shares, plus options to
                                                        purchase a total of 165,000
                                                        shares -- 150,000 at an exercise
                                                        price of CDN $1.00 per share
                                                        and 15,000 at an exercise price
                                                        of CDN $0.40 per share.
              Stephen J. Henry.......................   100,000 shares
              Allan Gibbins..........................   137,500 shares
              Robert Egery...........................   650,000 shares
              Kenneth Barr...........................   167,000 shares, plus options to
                                                        purchase an additional
                                                        100,000 shares at CDN $0.40
                                                        per share.

ITEM 8.                    DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of February 15, 2001, 50,757,675 shares of our common stock were outstanding, owned by 111 holders of record.

         Each share of our common stock has equal dividend, liquidation and voting rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Holders of our common stock are entitled to receive dividends when, and if, declared by our Board of Directors from funds legally available therefore. The shares of our common stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe for additional shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

     Our common stock is quoted on the National Quotation Bureau "Pink Sheets" under the symbol "SBTI". The following table presents the high and low closing bid quotations for our common stock as reported by the National Quotation Bureau for each quarter beginning July 27, 2000 when the stock was first quoted. Such prices reflect inter-dealer quotations without adjustments for retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.


                                                      CLOSING BID

PERIOD                                         LOW                     HIGH

July 27, 2000 -   September 29, 2000          $4.00                  $14.00
October 1, 2000 - December 29, 2000           $5.00                  $ 6.375
January 1, 2001 - March 30, 2001              $2.50                  $ 6.625


As of February 15, 2001, our common stock was owned by 111 record holders and there were approximately 250 beneficial owners.

Dividends

     We have never declared or paid any cash dividends. It is our present policy to retain earnings to finance the growth and development of the business and, therefore, we do does not anticipate paying dividends on its common stock in the foreseeable future.

ITEM 2.           LITIGATION

     We nor any of our subsidiaries is a party to any material legal proceeding, nor, to our knowledge, is any litigation threatened against us or our subsidiary.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

     The following sets forth certain information regarding sales of, and other transactions with respect to, our securities issued during the past three years (or since inception), which sales and other transactions were not registered under the Securities Act of 1933. Unless otherwise indicated, no underwriters were involved in such transactions.

     1. On March 31, 1999, we sold 2,000,000 shares of our common stock to 20 non-United States persons for a total purchase price of $10,000 ($.005 per share). The issuance and sale of these shares were exempt from the registration requirements of the Securities Act under Section 4(2) and Rule 504 of Regulation
D. The securities were endorsed with a restrictive legend and the subscription documents indicated that the securities had not been registered and could not be sold without registration or an exemption from the registration requirements of the Securities Act.

     2. On May 26, 1999, we sold 855,000 shares of our common stock to three directors for a total purchase price of $26,650 ($.03 per share). The issuance and sale of these shares were exempt from the registration requirements of the Securities Act under Section 4(2) and Rule 506 of Regulation D.

     3. On June 7, 1999, we issued 70,000 shares of our common stock to Curtis
L. Mears for consulting services valued at $3,500 ($.05 per share). The issuance and sale of these shares were exempt from the registration requirements of the Securities Act under Section 4(2).

     4. On September 30, 1999, we sold 200,000 shares of our common stock to 36 non-United States persons for a total purchase price of $10,000 ($0.05 per share). The issuance and sale of these shares were exempt from the registration requirement of the Securities Act under Section 4(2) and Rule 504 of Regulation
D. The securities were endorsed with a restrictive legend and the subscription documents indicated that the securities had not been registered and could not be sold without registration or an exemption from the registration requirements of the Securities Act.

     5. On August 11, 2000, we issued 9,375,000 shares of our common stock in connection with a four (4) for one (1) forward stock split. The issuance of these shares was exempt from the registration requirements of the Securities Act since they did not constitute a "sale" within the meaning of Section 2(3).

     6. During August 2000, in connection with our acquisition of Biometrics Security, we issued

               - 37,500,000 shares of common stock to Gesture Recognition
                 Technologies International Limited in exchange for 500,000 shares of Biometrics Security preferred stock

               - 757,675 shares of common stock to the 48 holders of the
                 common stock of Biometrics Security

The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2).

     7. During the quarter ended September 30, 2000, we granted options to purchase a total of 975,000 shares of common stock under our 2000 Stock Option Plan. The exercise price of the options is $1.00 per share. Options to purchase a total of 750,000 shares were granted to two of our directors and one officer. Options to purchase a total of 225,000 shares were granted to three consultants. The grants to our directors and officer were exempt from the registration requirements of the Securities Act under Section 4(2) and Rule 506 of Regulation
D. The grants to the consultants were exempt from the registration requirements of the Securities Act under Section 4(2).

     8. During the quarter ended December 31, 2000, we granted options to purchase a total of 1,430,000 shares of common stock under our 2000 Stock Option Plan. Options to purchase a total of 750,000 shares were granted to three of our directors. Options to purchase a total of 580,000 shares were granted to seven consultants. The exercise price of options to purchase 1,150,000 shares is $1.00 per share and options to purchase 280,000 shares is $5.00 per share. The grants to our directors were exempt from the registration requirements of the Securities Act under Section 4(2) and Rule 506 of Regulation D. The grants to the consultants were exempt from the registration requirements of the Securities Act under Section 4(2).

     With respect to the sales made in reliance on the exemption afforded by
Section 4(2) of the Securities Act, (i) no advertising or general solicitation was employed in offering the securities, (ii) the securities were offered to a limited number of individuals and the transfer thereof was appropriately restricted by us, (iii) all purchasers were sophisticated investors who were capable of evaluating the merits and risks of the investment and had access to the type of information that would be included in a registration statement with respect to the securities and (iv) each purchaser represented that the securities were acquired for investment and not with a view to re-sale in contravention of the registration provisions of the Securities Act of 1933.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The following statutes and by-law provisions are the only statutes, charter provisions, by-laws, contracts or other arrangements known to the registrant that insure or indemnify a controlling person, director or officer of the registrant in any manner against liability which he or she may incur in his or her capacity as such.

     Article TWELFTH of our Articles of Incorporation provide that:

     No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (H) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

         Article V of our By-laws provide that:

     The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

     Section 78.751 of the Nevada General Corporation Law, provides that:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a) By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 of the GCL provides that:

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

          (a) The creation of a trust fund.

          (b) The establishment of a program of self-insurance.

          (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

          (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection nay provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     4. In the absence of fraud:

          (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          (b) The insurance or other financial arrangement:

              (1) Is not void or voidable; and

              (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of the Nevada Revised Statutes.

                                   PART F/S

Financial Statements



                       See Index to Financial Statements

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
  No.                            Description of Exhibits
-------                          -----------------------
2.1* Certificate of Amendment to Articles of Incorporation of Registrant changing the name of the Registrant to Great Bear Investments, Inc.

2.2*     Articles of Incorporation of Registrant.

2.3* Certificate of Amendment to the Articles of Incorporation of Registrant changing the name of the Registrant to Security Biometrics Inc.

2.4*     By-Laws of the Registrant.

10.1* Financial Consulting Agreement between DSI Datotech Systems Inc. and Wayne Alan Taylor, dated February 28, 2000.

10.2* Assignment from Wayne Alan Taylor to Gesture Recognition Technologies International Limited dated July 28, 2000.

10.3* Assignment from GRT International Limited to Biometric Security dated August 1, 2000.

10.4* Stock Exchange Agreement among the Registrant, Biometrics Security Inc. and the shareholders of Biometrics Security Inc.

10.5* Option Agreement between Biometrics Security Inc. and DSI Datotech Systems, Inc. dated August 22, 2000.

10.6*    Consulting contract between the Registrant and Curtis L. Mearns.

10.7* Consulting Agreement between the Registrant and LK&Z Advisory International, Inc.

21.1*    Subsidiaries
--------
*  Previously filed.


ITEM 2.  DESCRIPTION OF EXHIBITS.

The following exhibits are filed with this Form 10-SB/A-6.  None

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            By: /s/  George Gould
                                               --------------------------------
                                               Name: George Gould
                                               Title:   President


Date:  May 21, 2001

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF SECURITY BIOMETRICS, INC.
Audited Consolidated Financial Statements of Security Biometrics, Inc. for the period of inception through to and including September 30, 2000
         Report of independent certified public accountants                 F-2
         Balance sheet, September 30, 2000                                  F-3
         Statements of loss for the period from inception,
                  July 25, 2000 through September 30, 2000                  F-4
         Statements of stockholders' equity for the period from
                  inception, July 25, 2000 through September 30, 2000       F-5
         Statements of cash flows for the period from inception,
                  July 25, 2000 through September 30, 2000                  F-6
         Notes to financial statements                                      F-7
Audited Financial Statements of Security Biometrics, Inc. for the fiscal year ended June 30, 2000 and 1999
         Report of independent certified public accountants                 F-13
         Balance sheets, June 30, 2000 and 1999                             F-14
         Statements of loss for the periods ended
              June 30, 2000 and 1999                                        F-15
         Statements of stockholders' equity for the periods ended
              June 30, 2000 and 1999                                        F-16
         Statements of cash flows for the periods ended
              June 30, 2000 and 1999                                        F-17
         Notes to financial statements                                      F-18
Consolidated Financial Statements for the Periods Ended December 31, 2000
                                  (unaudited)
         Consolidated Balance Sheets                                        F-23
         Consolidated Statements of Loss                                    F-24
         Consolidated Statements of Cash Flows                              F-25
         Notes to Unaudited Financial Statements                            F-26

FINANCIAL STATEMENT SCHEDULES

Schedules are omitted because of the absence of the conditions under which they are required, or because the information required by such omitted schedule is contained in the financial statements or the notes thereto.

 BATEMAN & CO., INC., P.C.
Certified Public Accountants

                                                           5 Briardale Court
                                                       Houston, Texas 77027-2904
                                                            (713) 552-9800
                                                          FAX (713) 552-9700
                                                        www.batemanhouston.com


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Security Biometrics, Inc.

We have audited the accompanying consolidated balance sheet of Security Biometrics, Inc. (a development stage enterprise) as of September 30, 2000, and the related consolidated statements of loss, stockholders' equity, and cash flows for the period from inception through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Biometrics, Inc. (a development stage enterprise) as of September 30, 2000, and the results of its operations and cash flows for the period from inception through September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is not yet engaged in a business and has suffered losses from development stage activities to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
                                                 /s/  Bateman & Co., Inc., P.C.
                                                 BATEMAN & CO., INC., P.C.
Houston, Texas
February 22, 2001





                                     Member
               INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
                  Offices in Principal Cities Around The World

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                      CONSOLIDATED BALANCE SHEET
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

ASSETS
  Current assets:
    Cash                                                          $ 149,109
    Stock subscriptions receivable                                  225,000
                                                                  ---------
      Total current assets                                          374,109
                                                                  ---------

  Property and equipment                                                691
                                                                  ---------

  Other assets:
    Gesture recognition technology licensing costs                  320,010
                                                                  ---------
      Total other assets                                            320,010
                                                                  ---------

      Total assets                                                $ 694,810
                                                                  =========


LIABILITIES
  Current liabilities:
    Accounts payable and accrued expenses                         $  10,545
    Accounts payable, related party                                  19,405
                                                                  ---------
      Total current liabilities                                      29,950
                                                                  ---------

      Total liabilities                                              29,950
                                                                  ---------

  Commitments and contingencies                                          --

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 100,000,000 shares authorized,
      50,757,675 shares issued and outstanding                       50,758
  Capital in excess of par value                                    662,133
  Capital in excess of par value - stock options                    571,875
  Deficit accumulated during the development stage                 (619,906)
                                                                  ---------
      Total stockholders' equity                                    664,860
                                                                  ---------
      Total liabilities and stockholders' equity                  $ 694,810
                                                                  =========

The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                   CONSOLIDATED STATEMENT OF LOSS FOR THE PERIOD
                        FROM INCEPTION, JULY 25, 2000 THROUGH SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

Revenues                                                    $         --
                                                            ------------

General and administrative expenses:
  Stock options compensation expense                             571,875
  Other administrative expenses                                   48,031
                                                            ------------
    Total operating expenses                                     619,906
                                                            ------------
    (Loss) before taxes                                         (619,906)
                                                            ------------

Provision (credit) for taxes on income:
  Current                                                             --
  Deferred                                                            --
                                                            ------------
    Total provision (credit) for taxes on income                      --
                                                            ------------
    Net (loss)                                              $   (619,906)
                                                            ============


Basic earnings (loss) per common share                      $      (0.01)
                                                            ============

Weighted average number of shares outstanding                 44,974,093
                                                            ============

The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD ENDED
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


                                                                                              Capital
                                                                                             in Excess     Deficit
                                                                                              of Par     Accumulated
                                                                                Capital in    Value -    During the
                                    Common Stock           Preferred Stock      Excess of      Stock     Development
                                 Shares       Amount     Shares       Amount    Par Value     Options       Stage        Total
                                 ------       ------     ------       ------    ---------     -------    -----------     -----
INCEPTION, JULY 25, 2000               --   $      --         --   $      --   $      --     $     --    $      --      $     --
Shares of Biometrics
Security, Inc.:
  Shares issued for cash
    and stock subscriptions
    prior to reverse merger       757,675     757,675    500,000          10                                             757,685

Removal of Biometrics
 Securities shares, and          (757,675)
Restatement as equivalent
 Securities Biometrics shares
 received in reverse merger    38,257,675
                               ----------   ---------   --------   ---------   ---------     --------    ----------     --------
 As restated                   38,257,675     757,675    500,000          10          --           --           --       757,685

Effect of reverse merger
  with Security Biometrics,
  Inc., the "legal" acquirer,
  on August 25, 2000           12,500,000    (706,917)  (500,000)        (10)   662,133                                 (44,794)
                               ----------   ---------   --------   ---------   ---------     --------    ----------     --------

BALANCE, AUGUST 25,
  2000, AFTER REVERSE
  MERGER WITH SECURITY
  BIOMETRICS, INC.             50,757,675   $  50,758   $     --   $      --   $ 662,133     $    --    $      --      $712,891

Charge to income for
  stock options issued                                                                        571,875           --       571,875
Development stage net (loss)           --          --                                 --                   (619,906)    (619,906)
                               ----------   ---------   --------   ---------   ---------     --------    ----------     --------

BALANCES,
  SEPTEMBER 30, 2000           50,757,675   $  50,758   $     --   $      --   $ 662,133     $571,875    $(619,906)     $664,860
                               ==========   =========   ========   =========   =========     ========    =========      ========


The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                             CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD
                        FROM INCEPTION, JULY 25, 2000 THROUGH SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

 Cash flows from operating activities:
 Net (loss)                                                                       $(619,906)

Adjustments to reconcile net (loss) to cash provided (used) by developmental stage activities:
    Stock options compensation expense                                              571,875
    Changes in current assets and liabilities:
          Accounts payable and accrued expenses                                      10,545
          Accounts payable, related party                                            19,405
                                                                                  ---------
    Net cash flows from operating activities                                        (18,081)
                                                                                  ---------

Cash flows from investing activities:
  Purchase of equipment                                                                (691)
  Purchase of gesture recognition technology license                               (320,010)
                                                                                  ---------
    Net cash flows from investing activities                                       (320,701)
                                                                                  ---------

Cash flows from financing activities:
  Net proceeds from sale of common stock                                            487,891
                                                                                  ---------
      Net cash flows from financing activities                                      487,891
                                                                                  ---------
      Net increase (decrease) in cash and equivalents                               149,109

Cash and equivalents, beginning of period                                                --
                                                                                  ---------
Cash and equivalents, end of period                                               $ 149,109
                                                                                  =========

Supplemental cash flow disclosures:
  Cash paid for interest                                                          $      --
  Cash paid for income taxes                                                             --

The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Following is a summary of the Company's organization and significant accounting policies:

         ORGANIZATION AND NATURE OF BUSINESS - Biometrics Security, Inc. ("BSI") is a Nevada corporation, incorporated on July 25, 2000. It is engaged in developing, marketing and selling biometric technologies designed specifically for banking and financial transaction security applications. The technology, which is able to interpret hand gestures or signatures, includes dynamic gesture recognition technology, static biometric finger or palm prints, retinal scans, and voice recognition systems.

         On August 1, 2000, Security Biometrics, Inc. ("SBI", formerly Great Bear Investments, Inc.) signed a Letter of Intent with Biometrics Security, Inc. to acquire all of the outstanding stock of Biometrics Security, Inc. in exchange for 38,257,675 post-split shares of restricted stock. On July 21, 2000, SBI had effected a 4 for 1 stock split, under which shareholders would receive 4 shares of stock for each 1 share then held.

         The acquisition of BSI was completed on August 25, 2000, and after the acquisition, BSI shareholders owned more than 50% of the outstanding shares of SBI. Therefore, pursuant to the rules of the Securities and Exchange Commission, the transaction has been accounted for as a "reverse merger." As a reverse merger, Biometrics Security, Inc. is considered to be the "accounting acquirer," whereas Security Biometrics, Inc. is the "legal acquirer." Accordingly, the accompanying consolidated statements of operations and consolidated statements of cash flows reflect the historical operations and cash flows of BSI (including those of Security Biometrics, Inc. ("SBI") after August 25, 2000, the effective date of the merger), whereas reports filed by SBI prior to that time reflected operations and cash flows of only SBI.

         SBI is a Nevada corporation, incorporated on March 12, 1999 as Great Bear Resources, Inc.; it changed its name to Great Bear Investments, Inc. on May 12, 1999, and then subsequently changed its name to Security Biometrics, Inc. on August 11, 2000.

         Subsequent to the acquisition, the combined companies use the name SECURITY BIOMETRICS, INC.

         The Companies are based in Vancouver, British Columbia, Canada, but expect the technology applications to be utilized throughout North America. The Companies have adopted a fiscal year end of June 30.

         BASIS OF PRESENTATION - The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the Company.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

         CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

         CONCENTRATION OF CREDIT RISKS - The Companies periodically have balances in bank accounts in excess of the amount guaranteed by Federal agencies, which amounts constitute a concentration of credit risk. At September 30, 2000, approximately $49,000 was not insured. From time to time, management reviews the soundness of the banking institutions in which the Companies' deposits are held.

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives of the assets. Estimated lives of depreciable assets range from five to seven years. No depreciation had been recorded at September 30, 2000.

         FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS - The Company has adopted Statement of Financial Accounting Standards number 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

         FEDERAL INCOME TAXES - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

         NET INCOME PER SHARE OF COMMON STOCK - The Company has adopted FASB Statement Number 128, Earnings per Share, which became effective for periods ending after December 15, 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company did not have a complex capital structure requiring the computation of diluted earnings per share.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

NOTE 2 - STOCK SUBSCRIPTIONS RECEIVABLE:
Prior to August 25, 2000, the date of acquisition and the resulting reverse merger, BSI had issued 757,675 shares of its Class A Common Stock in exchange for cash of $532,665 and stock subscription agreements totaling $225,000. The stock subscriptions were collected on October 31, 2000. The stock subscriptions receivable have been reflected in the accompanying balance sheet as a receivable in accordance with Emerging Issues Task Force Issue No. 85-1.

NOTE 3 - LICENSING COSTS:
In July, 2000, BSI acquired an option to license DSI Datotech Systems, Inc. gesture recognition technology, which includes the interfaces and software for executing banking and financial transactions. The option was acquired for initial cash consideration of $320,000, which is fully creditable towards the $8,000,000 that may be owed to Datotech pursuant to the execution of the License Agreement. Also, BSI issued 500,000 shares of its preferred stock, valued at $10, as additional consideration. The Company is obligated to pay Datotech $3,000,000 by July 22, 2001. The balance of the $8,000,000 license agreement must be paid within three months of delivery of a reasonably acceptable prototype device using Datotech technology. In addition, upon the signing of the Licensing Agreement, the Company will issue a perpetual non-dilutive twenty percent (20%) Common Share Interest in Security Biometrics, Inc., or the assignee of the Option and License Agreements. Licensing costs will be amortized over the estimated useful life of the asset once a prototype is delivered and commercial use is made of the technology.

NOTE 4 - STOCK OPTIONS:
In August, 2000, SBI adopted a "2000 Stock Option Plan." The Plan sets aside 5,100,000 shares of common stock options for issuance to employees, directors, officers and consultants to the company. The Plan has a five-year term.

During the period from inception, July 25, 2000 to September 30, 2000, the Company granted options to six officers, directors and consultants to purchase 975,000 shares of the Company's common stock at $1.00 per share under the Plan. The options are exercisable as follows:

- As to 25% of the Shares subject to the Option, or any portion thereof, during the period commencing from the Date of the Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing six months from the Date of Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing 12 months from the Date of Grant and ending on the Expiry Date;

- As to the balance, if any, of the Shares subject to the Option, or any portion thereof, during the period commencing 18 months from the Date of Grant and ending on the Expiry Date.

At September 30, 2000, none of these options had been exercised. The transaction was recorded by a charge to compensation expense for $571,875, which was calculated using the Black-Scholes Option Pricing Model.

NOTE 5 - CAPITAL STOCK:
Since inception, the Companies have issued shares of its common stock as follows:

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                                                                                       PRICE PER
      DATE           DESCRIPTION                                         SHARES          SHARE             AMOUNT
      ----           -----------                                         ------          -----             ------
      08/25/00        Shares issued for cash and stock
                       subscription agreements, all of which
                       were collected on or before
                       October 31, 2000:
                         Common stock                                     757,675         $1.000           $757,675
                         Preferred stock                                  500,000          0.000                 10
                                                                       ----------                          --------
                           Subtotal                                     1,257,675                           757,685

      08/25/00       Effect of reverse merger between
                       SBI and BSI                                     49,500,000                                --
                                                                       ----------                          --------
      09/30/00             Cumulative total                            50,757,675                          $757,685
                                                                       ==========                          ========

NOTE 6 - FEDERAL INCOME TAX:
The Company follows Statement of Financial Accounting Standards Number 109 (SFAS
109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

       Refundable Federal income tax attributable to:
         Current operations                                                                 $211,000
         Less, Limitation due to absence of prior
           year taxable income                                                              (211,000)
                                                                                            ---------
           Net refundable amount                                                                  --
                                                                                            =========


The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of September 30, 2000 is as follows:

       Deferred tax asset attributable to:
         Net operating loss carryover                                                       $211,000
         Less, Valuation allowance                                                          (211,000)
                                                                                            ---------
           Net deferred tax asset                                                                 --
                                                                                            =========

At September 30, 2000, the Companies had unused net operating loss carryovers approximating $681,468 which may be used to offset future taxable income and which expire from June 30, 2014 to June 30, 2016.

NOTE 7 - RELATED PARTY TRANSACTIONS:
The Company paid $29,047 during the quarter ended September 30, 2000 in professional fees to an officer for legal services.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

NOTE 8 - UNCERTAINTY, GOING CONCERN:
At September 30, 2000, the Company is not yet engaged in business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (see Note 1 above) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 - COMMITMENTS:
The Company has a commitment under a 12 month consulting agreement for public relations services requiring payments of $2,500 per month, plus the issuance of 20,000 free trading common shares to be issued at a rate of 5,000 shares per month.

NOTE 10 - NEW ACCOUNTING PRONOUNCEMENTS:
The Financial Accounting Standards Board has issued several new accounting pronouncements, which may affect the Company in future years.

Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (EITF 00-2), becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. Currently, the Company has not incurred web site development costs that require capitalization. The Company expects to incur such costs in the future, and will adopt the EITF 00-2's disclosure requirements when such costs are incurred.

The following recent accounting pronouncements:

-        FASB Statements

         - Number 133, Accounting for Derivative Instruments and Hedging Activities,

         - Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise,

         - Number 135, Recission of FASB Statement No. 75 and Technical Corrections,

         - Number 136, Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Others,

         - Number 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133,

         - Number 138, Accounting for Certain Dervative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133,

         - Number 139, Recission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89 and 121, and

         - Number 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,

-        and FASB Interpretations

         -        Number 43, Real Estate Sales, and

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

         - Number 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25,

are not currently expected to have a material effect on the Company's financial Statements.

 BATEMAN & CO., INC., P.C.
Certified Public Accountants

                                                          5 Briardale Court
                                                      Houston, Texas 77027-2904
                                                           (713) 552-9800
                                                         FAX (713) 552-9700
                                                        www.batemanhouston.com



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To The Board of Directors and Stockholders
Security Biometrics, Inc.
(Formerly Great Bear Investments, Inc.)

We have audited the accompanying balance sheets of Security Biometrics, Inc. (formerly Great Bear Investments, Inc.) (a development stage enterprise) as of June 30, 2000 and 1999, and the related statements of loss, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Biometrics, Inc. (formerly Great Bear Investments, Inc.) (a development stage enterprise) as of June 30, 2000 and 1999, and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   /s/ Bateman & Co., Inc., P.C.

                                                   BATEMAN & CO., INC., P.C.

Houston, Texas
October 10, 2000





                                     Member
               INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
                  Offices in Principal Cities Around The World

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                                  BALANCE SHEETS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                         2000             1999
                                                                         ----             ----
ASSETS
  Current assets:
    Cash                                                               $  2,262         $ 25,650
    Prepaid expenses                                                         --            2,954
                                                                       --------         --------
      Total current assets                                                2,262           28,604
                                                                       --------         --------
      Total assets                                                     $  2,262         $ 28,604
                                                                       ========         ========


LIABILITIES
  Current liabilities
    Accounts payable and accrued expenses                              $  4,126         $     --
    Accounts payable, related party                                      10,548
                                                                       --------         --------
      Total current liabilities                                          14,674               --
                                                                       --------         --------

  Commitments and contingencies                                              --               --

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 100,000,000 shares authorized,
     12,500,000 and 11,700,000 shares issued and outstanding             12,500           11,700
  Capital in excess of par value                                         36,650           27,450
  Deficit accumulated during the development stage                      (61,562)         (10,546)
                                                                       --------         --------
      Total stockholders' equity                                        (12,412)          28,604
                                                                       --------         --------
      Total liabilities and stockholders' equity                       $  2,262         $ 28,604
                                                                       ========         ========

The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                         (Formerly Great Bear Investments, Inc.)
                                                (A development stage enterprise)
                                        Statements of Loss For The Periods Ended
                                                          June 30, 2000 and 1999
--------------------------------------------------------------------------------

                                                          INCEPTION,                              INCEPTION,
                                                        March 12, 1999                          March 12, 1999
                                                           through            Year Ended            through
                                                           June 30,            June 30,             JUNE 30,
                                                            2000                 2000                 1999
                                                        --------------        ----------        --------------
Revenues                                                $         --         $         --         $         --
                                                        ------------         ------------         ------------


General and administrative expenses                           61,562               51,016               10,546
                                                        ------------         ------------         ------------
    Total operating expenses                                  61,562               51,016               10,546
                                                        ------------         ------------         ------------
    (Loss) before taxes                                      (61,562)             (51,016)             (10,546)
                                                        ------------         ------------         ------------

Provision (credit) for taxes on income:
  Current                                                         --                   --                   --
  Deferred                                                        --                   --                   --
                                                        ------------         ------------         ------------
    Total provision (credit) for taxes on income                  --                   --                   --
                                                        ------------         ------------         ------------
    Net (loss)                                          $    (61,562)        $    (51,016)        $    (10,546)
                                                        ============         ============         ============


Basic earnings (loss) per common share                                       $      (0.00)        $      (0.00)
                                                                             ============         ============

Weighted average number of shares outstanding                                  12,298,907            7,836,147
                                                                             ============         ============

The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                            Deficit
                                                                                          Accumulated
                                                                         Capital in       During the
                                            Common Stock                 Excess of        Development
                                      Shares            Amount           Par Value           Stage             Total
                                      ------            ------           ---------        -----------          -----
INCEPTION, MARCH 12, 1999                   --        $       --        $       --        $       --         $       --
Stock issued for cash               11,420,000            11,420            24,230                --             35,650
Stock issued for services              280,000               280             3,220                --              3,500
Development stage net (loss)                --                --                --           (10,546)           (10,546)
                                    ----------        ----------        ----------        ----------         ----------
BALANCES, JUNE 30, 1999             11,700,000        $   11,700        $   27,450        $  (10,546)        $   28,604
                                    ----------        ----------        ----------        ----------         ----------

Stock issued for cash                  800,000        $      800        $    9,200        $       --         $   10,000
Development stage net (loss)                --                --                --           (51,016)           (51,016)
                                    ----------        ----------        ----------        ----------         ----------
BALANCES, JUNE 30, 2000             12,500,000            12,500            36,650           (61,562)           (12,412)
                                    ==========        ==========        ==========        ==========         ==========


The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                  STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                                    INCEPTION,                       INCEPTION,
                                                                                  MARCH 12, 1999                   MARCH 12, 1999
                                                                                     THROUGH        YEAR ENDED        THROUGH
                                                                                     JUNE 30,        JUNE 30,         JUNE 30,
                                                                                       2000            2000             1999
                                                                                       ----            ----             ----
 Cash flows from operating activities:
 Net (loss)                                                                         $(61,562)        $(51,016)        $(10,546)

Adjustments to reconcile net (loss) to cash provided (used) by developmental stage activities:
    Stock issued for services                                                          3,500               --            3,500
    Decrease (increase) in prepaid expenses                                               --            2,954           (2,954)
     (Decrease) increase in accounts payable and accrued liabilities                   4,126            4,126               --
     (Decrease) increase in accounts payable, related party                           10,548           10,548               --
                                                                                    --------         --------         --------
      Net cash provided (used) by operating
        activities                                                                   (43,388)         (33,388)         (10,000)
                                                                                    --------         --------         --------

Cash flows from investing activities:                                                     --               --               --
                                                                                    --------         --------         --------

Cash flows from financing activities:
  Proceeds from sale of common stock                                                  45,650           10,000           35,650
                                                                                    --------         --------         --------
      Net cash provided (used) by financing activities                                45,650           10,000           35,650
                                                                                    --------         --------         --------

      Net increase (decrease) in cash and equivalents                                  2,262          (23,388)          25,650

Cash and equivalents, beginning of period                                                 --           25,650               --
                                                                                    --------         --------         --------
Cash and equivalents, end of period                                                 $  2,262         $  2,262         $ 25,650
                                                                                    ========         ========         ========

Supplemental cash flow disclosures:
  Cash paid for interest                                                            $     --         $     --         $     --
  Cash paid for income taxes                                                              --               --               --
  Non-cash financing and investing activities:
    Stock issued for services                                                          3,500               --            3,500


The accompanying notes are an integral part of these statements.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Following is a summary of the Company's organization and significant accounting policies:

         ORGANIZATION AND NATURE OF BUSINESS - Security Biometrics, Inc. (the Company) is a Nevada corporation, incorporated on March 12, 1999 as Great Bear Resources, Inc.; it changed its name to Great Bear Investments, Inc. on May 12, 1999, and then subsequently changed its name to Security Biometrics, Inc. on August 11, 2000 (see "Subsequent events"). The Company is based in Vancouver, British Columbia, Canada, and has adopted a fiscal year end of June 30.

         During the year ended June 30, 2000, it was the Company's intent to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It also will provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinoInterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

         Subsequent to June 30, 2000, the Company acquired all of the outstanding stock of Biometrics Security, Inc. (see "Subsequent events"). Biometrics Security, Inc. intends to develop, market under license, and distribute dynamic biometric technologies specific to the security applications of banking and financial transactions. These include but are not limited to dynamic gesture recognition technology
         (GRT), and dynamic signature verification (DSV). It is intended that these systems will use sophisticated software algorithms and be performed on proprietary touchpads.

         To date, the Company's activities have been limited to its formation and the raising of equity capital. Biometrics Security, Inc. is also a development stage company. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

         BASIS OF PRESENTATION - The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the Company.

         CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

         FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS - The Company has adopted Statement of Financial Accounting Standards number 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

         FEDERAL INCOME TAXES - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109, Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

         NET INCOME PER SHARE OF COMMON STOCK - The Company has adopted FASB Statement Number 128, Earnings per Share, which became effective for periods ending after December 15, 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company did not have a complex capital structure requiring the computation of diluted earnings per share.

NOTE 2 - CAPITAL STOCK:
Since its inception, the Company has issued shares of its common stock as follows (after giving effect to the 4 for 1 stock split of July 21, 2000 described in Note 7:

                                                                           PRICE PER
      DATE            DESCRIPTION                            SHARES          SHARE             AMOUNT
      ----            -----------                            ------          -----             ------
      03/31/99        Shares issued for cash              8,000,000        $0.0013            $10,000
      05/26/99        Shares issued for cash              3,420,000          0.075             25,650
      06/07/99        Shares issued for services            280,000         0.0125              3,500
                                                         ----------                           -------
      06/30/99             Cumulative total              11,700,000                           $39,150

      09/30/99        Shares issued for cash                800,000          0.013             10,000
                                                         ----------                           -------
      06/30/00             Cumulative total              12,500,000                            49,150
                                                         ==========                           =======

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 3 - FEDERAL INCOME TAX:
The Company follows Statement of Financial Accounting Standards Number 109 (SFAS
109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

                                                        2000             1999
                                                        ----             ----
Refundable Federal income tax attributable to:
  Current operations                                  $ 17,400         $  3,500
  Less, Limitation due to absence of prior
    year taxable income                                (17,400)          (3,500)
                                                      ---------        ---------
    Net refundable amount                                   --               --
                                                      =========        =========

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of June 30, 2000 and 1999, are as follows:

                                             2000             1999
                                             ----             ----
Deferred tax asset attributable to:
  Net operating loss carryover             $ 20,900         $  3,500
  Less, Valuation allowance                 (20,900)          (3,500)
                                           --------         --------
    Net deferred tax asset                       --               --
                                           ========         ========

At June 30, 2000, the Company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:

       EXPIRES JUNE 30,                      AMOUNT
       ----------------                      ------
       2014                                 $10,546
       2015                                  51,016
                                            -------
Total net operating loss carryover          $61,562
                                            =======

NOTE 4 - RELATED PARTY TRANSACTIONS:
The Company paid $31,358 during the year ended June 30, 2000 and $7,046 during the period ended June 30, 1999, in professional fees to an officer for legal services. Prepaid expenses include $-0- and $2,954, paid to the same officer of the company for legal services in the periods ended June 30, 2000 and 1999, respectively.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

Additionally, the company paid a relative of an officer and director of the company $500 in 2000, for accounting services provided to the Company.

NOTE 5 - UNCERTAINTY, GOING CONCERN:
At June 30, 2000, the Company is not currently engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (see Note 1 above) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6 - COMMITMENTS:
The Company's principal place of business and corporate offices occupy approximately 400 square feet of shared office space with several other businesses. The company leases this space at $150 per month on a month to month lease. The Company incurred rent expense of $2,100 during the year ended June 30, 2000.

NOTE 7 - SUBSEQUENT EVENTS:
On August 11, 2000, the Company changed its name to Security Biometrics, Inc., and was issued a new stock trading symbol, "SBTI."

On July 21, 2000, the Company effected a 4 for 1 stock split, under which shareholders would receive 4 shares of stock for each 1 share then held. (The stock split has been retroactively reflected in the accompanying financial statements.) Then, on August 1, 2000, the Company signed a Letter of Intent with Biometrics Security, Inc. to acquire all of the outstanding stock of Biometrics Security, Inc. in exchange for 39,000,000 post-split shares of restricted stock. Biometrics Security, Inc. is a newly formed corporation, which was created to develop, market and sell static and dynamic biometric technologies specific to the security applications of banking and financial transactions. As Biometrics Security, Inc. is in the development stage, its business activities are primarily related to expenses incurred in the formation of the company and the raising of capital.

At September 15, 2000, the subsidiary, Biometrics Security, Inc. had:

         - Raised capital of approximately $450,000 through the sale of shares;

         -        Acquired an option to license DSI Datotech Systems, Inc.
                  gesture recognition technology, which include the interfaces and software for executing banking and financial transactions. The option was acquired for initial cash consideration of $320,000, which is fully creditable towards the $8,000,000 that may be owed to Datotech pursuant to the execution of the License Agreement. The Company is obligated to pay Datotech $3,000,000 within eleven months of signing the Option Agreement. The balance of the $8,000,000 license agreement must be paid within three months of delivery of a reasonably acceptable prototype device using Datotech technology. In addition, the Company will issue a perpetual non-dilutive twenty percent (20%) Common Share Interest in Security Biometrics, Inc., or the assignee of the Option and License Agreements upon the signing of the Licensing Agreement.

         -        Cash resources remaining of $108,000.

                                                       SECURITY BIOMETRICS, INC.
                                         (FORMERLY GREAT BEAR INVESTMENTS, INC.)
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                          JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 8 - NEW ACCOUNTING PRONOUNCEMENTS:
The Financial Accounting Standards Board has issued several new accounting pronouncements, which may affect the Company in future years.

FASB Statement Number 130, Reporting Comprehensive Income, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the current period. .

FASB Statement Number 131, Disclosures about Segments of an Enterprise and Related Information, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the current period.

FASB Statement Number 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

FASB Statement Number 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

FASB Statement Number 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.

Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (EITF 00-2), becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. Currently, the Company has not incurred web site development costs that require capitalization. To the extent the Company begins to incur such costs in the future, the Company will adopt the EITF 00-2's disclosure requirements when such costs are incurred.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                     CONSOLIDATED BALANCE SHEETS
                                                   DECEMBER 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                          DECEMBER 31,
                                                                                 2000
ASSETS                                                                     (UNAUDITED)
                                                                          ------------
  Current assets:
    Cash                                                                    $   257,583
    Prepaid expenses                                                             10,000
                                                                            -----------
      Total current assets                                                      267,583
                                                                            -----------

  Property and equipment, at cost, net of accumulated depreciation
    accumulated depreciation of $1,542                                           21,540
                                                                            -----------

  Other assets:
    Gesture recognition technology licensing costs                              320,010
    Intangible assets, net of accumulated amortization of $367                    6,259
                                                                            -----------
      Total other assets                                                        326,269
                                                                            -----------
      Total assets                                                          $   615,392
                                                                            ===========


LIABILITIES
  Current liabilities:
    Current portion of capital lease obligation                             $     4,199
    Accounts payable and accrued expenses                                        57,062
                                                                            -----------
      Total current liabilities                                                  61,261
                                                                            -----------

   Non-current liabilities:
    Capital lease obligations, net of current portion                            14,758
                                                                            -----------
      Total non-current liabilities                                              14,758
                                                                            -----------

                                                                            -----------
      Total liabilities                                                          76,019
                                                                            -----------

  Commitments and contingencies                                                    --

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 100,000,000 shares authorized,
      50,757,675 shares issued and outstanding                                   50,758
  Capital in excess of par value                                                662,133
  Capital in excess of par value - stock options                              2,596,550
  Deficit accumulated during the development stage                           (2,770,068)
                                                                            -----------
      Total stockholders' equity                                                539,373
                                                                            -----------
      Total liabilities and stockholders' equity                            $   615,392
                                                                            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                           CONSOLIDATED STATEMENTS OF LOSS FOR THE PERIODS ENDED
                                                               DECEMBER 31, 2000
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                                                            INCEPTION,
                                                          JULY 25, 2000               QUARTER
                                                               THROUGH                  ENDED
                                                           DECEMBER 31,          DECEMBER 31,
                                                                  2000                   2000
                                                          ------------           ------------
Revenues                                                  $       --             $       --
                                                          ------------           ------------

General and administrative expenses:
  Stock options compensation expense                         2,596,550              2,024,675
  Other administrative expenses                                173,527                125,496
                                                          ------------           ------------
    Total operating expenses                                 2,770,077              2,150,171
                                                          ------------           ------------
    (Loss) before taxes                                     (2,770,077)            (2,150,171)
                                                          ------------           ------------

Other income (expense):
  Interest income                                                  975                    975
  Foreign exchange                                                (966)                  (966)
                                                          ------------           ------------
    Total other income (expense)                                     9                      9
                                                          ------------           ------------
    (Loss) before taxes on income                           (2,770,068)            (2,150,162)
                                                          ------------           ------------

Provision (credit) for taxes on income:
  Current                                                         --                     --
  Deferred                                                        --                     --
                                                          ------------           ------------
    Total provision (credit) for taxes on income                  --                     --
                                                          ------------           ------------
    Net (loss)                                            $ (2,770,068)          $ (2,150,162)
                                                          ============           ============
Basic earnings (loss) per common share                    $      (0.07)          $      (0.04)
                                                          ============           ============

Weighted average number of shares outstanding               39,114,035             50,757,675
                                                          ============           ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED
                                                               DECEMBER 31, 2000
                                                                     (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                    INCEPTION,
                                                                                 JULY 25, 2000                 QUARTER
                                                                                       THROUGH                   ENDED
                                                                                   DECEMBER 31,           DECEMBER 31,
                                                                                          2000                    2000
                                                                                 -------------           -------------
Cash flows from operating activities:
 Net (loss)                                                                         $(2,770,068)          $(2,150,162)

Adjustments to reconcile net (loss) to cash provided (used) by development stage activities:
    Stock options compensation expense                                                2,596,550             2,024,675
    Depreciation and amortization                                                         1,909                 1,909
    Changes in current assets and liabilities:
          Prepaid expenses                                                              (10,000)              (10,000)
          Accounts payable and and accrued expenses                                      57,062                46,517
          Accounts payable, related party                                                  --                 (19,405)
                                                                                    -----------           -----------
    Net cash flows from operating activities                                           (124,547)             (106,466)
                                                                                    -----------           -----------

Cash flows from investing activities:
  Purchase of equipment                                                                 (23,082)              (22,391)
    Less, Amount financed by capital lease obligation                                    18,957                18,957
  Purchase of gesture recognition technology license                                   (320,010)                 --
  Increase in intangible assets                                                          (6,626)               (6,626)
                                                                                    -----------           -----------
    Net cash flows from investing activities                                           (330,761)              (10,060)
                                                                                    -----------           -----------

Cash flows from financing activities:
  Net  proceeds from sale of common stock                                               712,891               225,000
                                                                                    -----------           -----------
      Net cash flows from financing activities                                          712,891               225,000
                                                                                    -----------           -----------

      Net increase (decrease) in cash and equivalents                                   257,583               108,474

Cash and equivalents, beginning of period                                                  --                 149,109
                                                                                    -----------           -----------
Cash and equivalents, end of period                                                 $   257,583           $   257,583
                                                                                    ===========           ===========

Supplemental cash flow disclosures:
  Cash paid for interest                                                            $      --             $      --
  Cash paid for income taxes                                                               --                    --
Noncash financing and investing activities:
   Acquisition of equipment under capital lease                                          18,957                18,957


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 2000
--------------------------------------------------------------------------------

The accompanying unaudited interim financial statements include all adjustments which in the opinion of management are necessary in order to make the accompanying financial statements not misleading, and are of a normal recurring nature. However, the accompanying unaudited financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows and stockholders' equity in conformity with generally accepted accounting principles. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in Security Biometrics, Inc.'s (formerly Great Bear Investments, Inc.) Form 10-KSB as of the year ended June 30, 2000. Operating results for the six months ended December 31, 2000, are not necessarily indicative of the results that can be expected for the year ended June 30, 2001.

NOTE 1 - MERGER WITH BIOMETRICS SECURITY, INC.:

On August 1, 2000, Security Biometrics, Inc. ("SBI", formerly Great Bear Investments, Inc.) signed a Letter of Intent with Biometrics Security, Inc. to acquire all of the outstanding stock of Biometrics Security, Inc. ("BSI") in exchange for 38,257,675 post-split shares of restricted stock. Biometrics Security, Inc. is a newly formed corporation, which was created to develop, market and sell static and dynamic biometric technologies specific to the security applications of banking and financial transactions. As BSI is in the development stage, its business activities are primarily related to expenses incurred in the formation of the company and the raising of capital.

The acquisition of BSI was completed on August 25, 2000, and after the acquisition, BSI shareholders owned more than 50% of the outstanding shares of Security Biometrics, Inc. Therefore, pursuant to the rules of the Securities and Exchange Commission, the transaction has been accounted for as a "reverse merger." As a reverse merger, Biometrics Security, Inc. is considered to be the "accounting acquirer," whereas Security Biometrics, Inc. is the "legal acquirer." Accordingly, the accompanying consolidated statements of operations and consolidated statements of cash flows reflect the historical operations and cash flows of BSI (including those of Security Biometrics, Inc. ("SBI") after August 25, 2000, the effective date of the merger), whereas reports filed by SBI prior to that time reflected operations and cash flows of only SBI.

Subsequent to the acquisition, the combined companies use the name Security Biometrics, Inc.

NOTE 2 - STOCK SUBSCRIPTIONS RECEIVABLE:

Prior to August 25, 2000, the date of acquisition and the resulting reverse merger, Biometrics Security, Inc. had issued 757,675 shares of its Class A Common Stock in exchange for cash of $532,665 and stock subscription agreements totaling $225,000. The stock subscriptions were collected during the quarter ended December 31, 2000.

NOTE 3 - PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives of the assets. Estimated lives of depreciable assets range from five to seven years. Depreciation expense was $1,542 for the quarter ended December 31, 2000.

NOTE 4 - LICENSING COSTS:

In July, 2000, BSI acquired an option to license DSI Datotech Systems, Inc. gesture recognition technology, which include the interfaces and software for executing banking and financial transactions. The option was acquired for initial cash consideration of $320,000, which is fully creditable towards the $8,000,000 that may be owed to Datotech pursuant to the execution of the License Agreement. Also, BSI issued 500,000 shares of its preferred stock as additional consideration. The Company is obligated to pay Datotech $3,000,000 by July 22, 2001. The balance of the $8,000,000 license agreement must be paid

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 2000
--------------------------------------------------------------------------------

within three months of delivery of a reasonably acceptable prototype device using Datotech technology. In addition, upon the signing of the Licensing Agreement, the Company will issue a perpetual non-dilutive twenty percent (20%) Common Share Interest in Security Biometrics, Inc., or the assignee of the Option and License Agreements.

NOTE 5 - STOCK OPTIONS:

In August, 2000, SBI adopted a "2000 Stock Option Plan." The Plan sets aside 5,100,000 shares of common stock options for issuance to employees, directors, officers and consultants to the company. The Plan has a five-year term.

During the period ended December 31, 2000, SBI granted options to 17 officers, directors and consultants to purchase 2,125,000 shares of the Company's common stock at $1.00 per share and 280,000 shares of SBI common stock at $5.00 per share under the Plan. The options are exercisable as follows:

- As to 25% of the Shares subject to the Option, or any portion thereof, during the period commencing from the Date of the Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing six months from the Date of Grant and ending on the Expiry Date;

- As to a further 25% of the shares subject to the Option, or any portion thereof, during the period commencing 12 months from the Date of Grant and ending on the Expiry Date;

- As to the balance, if any, of the Shares subject to the Option, or any portion thereof, during the period commencing 18 months from the Date of Grant and ending on the Expiry Date.

At December 31, 2000, none of these options had been exercised. The transaction was recorded by a charge to compensation expense for $2,596,550, which was calculated using the Black-Scholes Option Pricing Model.

NOTE 6 - CAPITAL STOCK:

Since its inception, SBI has issued shares of its common stock as follows:

                                                                               PRICE PER
      DATE           DESCRIPTION                                   SHARES       SHARE          AMOUNT
-------------------------------------------------------------------------------------------------------
03/31/99          Shares issued for cash                         2,000,000     $ 0.005        $  10,000
05/26/99          Shares issued for cash                           855,000       0.030           25,650
06/07/99          Shares issued for services                        70,000       0.050            3,500
                                                                ----------                    ---------
06/30/99             Cumulative total                            2,925,000                    $  39,150

09/30/99          Shares issued for cash                           200,000       0.050           10,000
                                                                ----------                    ---------
06/30/00             Cumulative total                            3,125,000                       49,150

08/11/00          4 for 1 stock split                            9,375,000       0.000             --
08/25/00          Stock issued for all outstanding stock of
                  Biometric Security, Inc.                      38,257,675                      757,612
09/30/00          Expenses in connection with purchase of
                  Biometric Security, Inc.                              --         --           (29,047)
09/30/00          Effect of reverse merger with Biometric
                  Security, Inc.                                        --         --           (64,824)
                                                                ----------                    ---------
09/30/00          Cumulative total                              50,757,675                      712,891
                                                                ==========                    =========


NOTE 7 - FEDERAL INCOME TAX:

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 2000
--------------------------------------------------------------------------------

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS
109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

       Refundable Federal income tax attributable to:
         Current operations                                    $942,000
         Less, Limitation due to absence of prior
           year taxable income                                 (942,000)
                                                               --------
           Net refundable amount                                     --
                                                               ========

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of December 31, 2000 are as follows:

       Deferred tax asset attributable to:
         Net operating loss carryover                           $942,000
         Less, Valuation allowance                              (942,000)
                                                                --------
           Net deferred tax asset                                     --
                                                                ========

NOTE 8 - INTANGIBLE ASSETS:

In March 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-2, ACCOUNTING FOR WEBSITE DEVELOPMENT COSTS, ("EITF Issue No. 00-2") to be applicable to all website development costs incurred for the quarter beginning after June 30, 2000. The consensus states that for specific website development costs, the accounting should be based generally on AICPA Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Under SOP 98-1, development costs are capitalized and amortized to income over the estimated useful life of the website.

The Company has incurred $3,299 in website development costs through December 31, 2000, which have been capitalized. Amortization expense was $367 for the quarter ended December 31, 2000.

Trademarks are carried at cost less accumulated amortization, which is calculated on a straight-line basis over the estimated useful life of the asset, not to exceed 15 years. At December 31, 2000, the Company had incurred $3,327 in connection with a trademark application, which is incomplete. No amortization has been recorded, as the trademark has not yet been finalized.

NOTE 9 - LEASES:

The Company leases certain equipment under an agreement, which is classified as a capital lease. The equipment lease has a purchase option at the end of the original lease term. Leased capital assets included in property and equipment at December 31, 2000 are $18,221, net of accumulated depreciation of $1,301.

                                                       SECURITY BIOMETRICS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 2000

Future minimum payments, by year and in the aggregate, under capital leases and operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2000:

                                                                                    CAPITAL             OPERATING
                                                                                     LEASE                LEASE
        2001                                                                         $   5,073            $  12,001

        2002                                                                             5,638                8,001

        2003                                                                             5,638                    -

        2004                                                                             5,638                    -

        2005                                                                                 -                    -

        Future years                                                                         -                    -
                                                                                     ---------            ---------
        Total minimum lease payments                                                 $  21,987            $  20,002
                                                                                     =========            =========
        Less, amounts representing interest                                              3,030
                                                                                     ---------
        Present value of net minimum lease payments under capital leases             $  18,957
                                                                                     =========


Rental expense on the operating lease was $4,977 for the period ended December 31, 2000.